1933 Act Registration No. 333-71853
                                             1940 Act Registration No. 811-09225


                                As filed with the
               Securities and Exchange Commission on May 27, 1999.
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-4

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                          Pre-Effective Amendment No. 1

                          Post-Effective Amendment No.


                                     and/or

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                                 Amendment No. 1

                         AAL VARIABLE ANNUITY ACCOUNT II
               (Exact name of registrant as specified in charter)

                          Aid Association for Lutherans
                               (Name of Depositor)
                             4321 NORTH BALLARD ROAD
                         APPLETON, WISCONSIN 54919-0001
               (Address of Principal Executive Offices)(Zip Code)

       Registrant's Telephone Number, including Area Code: (920) 734-5721

                              WOODROW E. ENO, ESQ.
             Senior Vice President, Secretary and General Counsel of
                          AID ASSOCIATION FOR LUTHERANS
                             4321 NORTH BALLARD ROAD
                         APPLETON, WISCONSIN 54919-0001
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Title of Securities Being Registered: Individual Immediate Variable Annuity Contracts

It is proposed that this filing will become effective (check appropriate box):

[ ]  immediately upon filing pursuant to paragraph (b) of Rule 485.
[ ]  on ________, pursuant to paragraph (b)(1) of Rule 485.
[ ]  60 days after filing pursuant to paragraph (a)(1) of Rule 485.
[ ]  on ________, pursuant to paragraph (a)(1) of Rule 485
[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) shall determine.

                          AAL VARIABLE ANNUITY ACCOUNT II
                                   PROSPECTUS
                                  _______, 1999
                                     for the
                            SINGLE PREMIUM IMMEDIATE
                          VARIABLE ANNUITY CERTIFICATES



This prospectus describes the immediate variable annuity certificate (the certificate) Aid Association for Lutherans (AAL, we, us, our) offers. We are a fraternal benefit society organized under the laws of the State of Wisconsin. We offer the certificates to people (you, your) who are eligible for membership in AAL as well as employees of AAL and its affiliates.

The certificate may be sold to or issued in connection with retirement plans, including plans that qualify for special federal income tax treatment under the Internal Revenue Code.


You may allocate Premiums and transfer your investment to one or more of the seven Subaccounts of AAL Variable Annuity Account II or the Fixed Account. The assets of each Subaccount are invested solely in a corresponding Portfolio of AAL Variable Product Series Fund, Inc. (the "Fund").


Under the certificate, we make periodic Annuity Payments to you (or other designated Payees). The dollar amount of each Annuity Payment may vary according to the investment performance of the portfolios in which the selected
Subaccounts invest and the interest we credit under the Fixed Account. The certificate is not considered a deposit or other obligation of any bank, credit union or any affiliated entity. The Federal Deposit Insurance Corporation (FDIC) nor any other agency does not insure or protect the certificates. You bear the investment risk of amounts invested in the Variable Account.

This prospectus sets forth concisely the information that you should know before purchasing a certificate, and it should be read and kept for future reference. We have filed a Statement of Additional Information, bearing the same date, which contains further information, with the Securities and Exchange Commission and incorporate by reference the Statement of Additional Information into this prospectus. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference and other information regarding registrants that file electronically with the Securities and Exchange Commission. A copy of the Statement of Additional Information may be obtained without charge by calling (800) 225-5225, or by writing AAL at its principal office at 4321 North Ballard Road, Appleton, Wisconsin 54919-0001. The Telecommunications Device for the Deaf (TDD) number is (800) 735-9644. A Table of Contents for the Statement of Additional Information appears in this prospectus on page --.

This prospectus is not valid unless given with a current prospectus of the AAL Variable Product Series Fund, Inc.

These certificates have not been approved or disapproved by the Securities and Exchange Commission, nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


You should read this prospectus carefully and keep it for future reference.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                                TABLE OF CONTENTS


GLOSSARY........................................................................

SUMMARY.........................................................................

FEE AND EXPENSE TABLES..........................................................

CONDENSED FINANCIAL INFORMATION.................................................

PERFORMANCE INFORMATION.........................................................

AAL, THE VARIABLE ACCOUNT AND THE FUND .........................................
         AAL....................................................................
         The Variable Account...................................................
         The Fixed Account......................................................
         The Fund...............................................................

THE CERTIFICATE.................................................................
         Application and Purchase...............................................
         Crediting and Allocating Your Premium Payment..........................
         Free Look Period.......................................................
         Owners, Payees and Annuitants..........................................
         Adult and Juvenile Certificates........................................
         Beneficiaries..........................................................
         Assignments of Ownership...............................................
         Selecting an Annuity Payment Option....................................

ANNUITY OPTIONS.................................................................
         Fixed Period Income....................................................
         Life Income and Guaranteed Payment Period..............................
         Joint and Survivor Life Income with Guaranteed Payment Period..........
         Annuity Payment Dates..................................................

FIXED ACCOUNT ANNUITY PAYMENTS..................................................

VARIABLE ANNUITY PAYMENTS.......................................................
         First Variable Annuity Payment.........................................
         Subsequent Variable Annuity Payments...................................
         Subaccount Investment Factor...........................................
         Assumed Investment Return..............................................

TRANSFERS AMONG SUBACCOUNTS AND/OR FIXED ACCOUNT ....................
         Telephone Transfer Requests............................................

SURRENDERS AND WITHDRAWALS......................................................

DEATH OF THE OWNER AND/OR ANNUITANT.............................................

CERTIFICATE FEES AND CHARGES....................................................
         Sales Charge...........................................................
         Premium Tax Charge.....................................................
         Transfer Charge .......................................................
         Mortality and Expense Risk Charge......................................
         Miscellaneous Taxes ...................................................

GENERAL INFORMATION ABOUT THE CERTIFICATES....................................
         The Entire Contract....................................................
         Voting Rights..........................................................
         Surplus Refunds........................................................
         Reports to Owners......................................................
         Date of Receipt........................................................
         Payment by Check.......................................................
         Postponement of Payments...............................................
         Certificate Inquiries..................................................

FEDERAL TAX STATUS..............................................................
         Variable Account Tax Status............................................
         Diversification Requirements...........................................
         Taxation of Annuities in General.......................................
         Certificates Held by Natural Persons...................................
         Distributions..........................................................
         Distributions from Qualified Plans.....................................
         Penalty Tax on Premature Distributions.................................
         Federal Income Tax Withholding.........................................
         Death Proceeds.........................................................
         Additional Tax Considerations..........................................
         Multiple Certificates..................................................
         Tax Free Exchanges (1035 Exchanges)....................................
         Transfers among Subaccounts............................................
         Qualified Plans........................................................
         Rollover into an IRA...................................................
         Deferred Compensation Plans............................................
         Other Tax Considerations...............................................

OTHER INFORMATION...............................................................
         Rights Reserved by AAL.................................................
         Maintenance of Solvency................................................
         Distribution Arrangements..............................................
         Year 2000 Disclosure...................................................
         Legal Matters..........................................................
         Financial Statements...................................................

                                    GLOSSARY

AAL, we, us, our: Aid Association for Lutherans, a fraternal benefit society owned by and operated for its members.


Annuitant: The person on whose life or life expectancy the certificate is based.

Annuity Payment: One of a series of periodic distributions


Annuity Payment Date: The date of the month on which you elect to receive Annuity Payments.

Annuity Payment Period: The period during which Annuity Payments are made.


Annuity Unit: The accounting unit of measurement used to calculate the amount of the Annuity Payment.


Annuity Unit Value: The value of an Annuity Unit for a Subaccount for a given Valuation Period.

Assumed Investment Return: The investment return upon which the variable Annuity Payments are based.

Beneficiary: The person who you have chosen to receive the Death Proceeds upon the Annuitant's death.

Certificate: The contract between you and us providing the single premium immediate variable annuity.

Certificate Anniversary: The same date in each year as the Issue Date.

Certificate Year: A period beginning on a Certificate Anniversary and ending on the day immediately preceding the next Certificate Anniversary.

Code: The Internal Revenue Code of 1986, as amended.


Commuted Value: The present value of any remaining future payments for the rest of the guaranteed payment period. In calculating the Commuted Value for the Fixed Account, we will use a maximum interest rate of 2% higher than the maximum valuation interest rate for single premium immediate annuities for the year and state in which the certificate was issued. The maximum valuation interest rate for single premium immediate annuities is specified in your state's insurance laws. For the variable subaccounts, the interest rate we currently use is 1% greater than the Assumed Investment Return you selected.

Death Benefit or Death Proceeds: Upon the death of all Annuitant(s) within the guaranteed payment period, the beneficiary can elect to continue receiving payments for the remaining guaranteed payment period, or receive the Commuted Value of those payments.

Fixed Account: Part of the general account of AAL, that includes all of AAL's assets other than those in any separate account of AAL.

Free Look Period: The period of time during which you may cancel the certificate.


Fund: AAL Variable Product Series Fund, Inc.


Home Office: Our principal executive office located at 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001. The toll-free number is 800-225-5225, locally
(920)734-5721.

Issue Date: The effective date of the certificate, generally the date on which we apply your Premium.


Member: Generally, you must be Lutheran, profess to be Lutheran or be a spouse or child of such person to be eligible for membership. You apply for membership by completing a membership application at the time you complete an application for the AAL Single Premium Immediate Variable Annuity or other AAL insurance product. Associate Members do not have to buy an insurance product but the other requirements apply.


Net Asset Value: Each Portfolio's share value at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time) for any Valuation Date.

Owner, you, your, yours: The person or entity who owns the certificate.

Payee: The person you designate to receive payments under the certificate.


Portfolio: One of a series of the Fund currently available for investment through a corresponding Subaccount.

Proof of Death: A certified copy of the death certificate or a certified decree of a court of competent jurisdiction as to the finding of death or any other proof satisfactory to AAL.


Premium: The payment you invest in the certificate.


Qualified Plan: A retirement  plan which receives  favorable tax treatment under
Section 401, 403(b), 408 or 408A of the Code.


Service Center: The AAL Variable Products Service Center located at 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001. The toll-free telephone number is
(800)225-5225, locally (920)734-5721.


Subaccount: A division of the Variable Account that invests exclusively in shares of a single portfolio of the Fund.

Valuation Date: Any date we are open for business and the New York Stock Exchange is open for regular trading.

Valuation Period: The period of time from the end of one Valuation Date to the end of the next Valuation Date.

Variable Account: AAL Variable Annuity Account II, which is a separate account of AAL.

Written Request: A written request or notice signed by the Owner, received in good order by AAL at its Service Center and satisfactory in form and content to AAL.

                                     SUMMARY


This summary only gives you a brief overview of the more significant aspects of the certificate. Please refer to the remainder of this prospectus for more detailed information. The certificate along with any riders or endorsements constitute the entire agreement between you and us. Please retain them as part of your permanent records.


The Certificate


The certificate is an individual single premium immediate variable annuity that allows you to receive periodic payments whose amounts are adjusted up or down according to the performance of various underlying Subaccounts you select.


Purchase of the Certificate


You may purchase the certificate for a minimum single premium of $5000.


Investment Options


The certificate offers a choice of seven variable investment options. The certificate also offers a Fixed Account option under which we pay a fixed rate of interest.


Each variable investment option or Subaccount invests in a corresponding Portfolio of the Fund. The Portfolios include:

o    AAL Variable Product Money Market Portfolio

o    AAL Variable Product Small Company Stock Portfolio

o    AAL Variable Product Bond Portfolio

o    AAL Variable Product International Stock Portfolio

o    AAL Variable Product Balanced Portfolio

o    AAL Variable Product High Yield Bond Portfolio

o    AAL Variable Product Large Company Stock Portfolio

Charges and Deductions


There are charges that occur on the Variable Account level and the Fund level. If you invest in the Variable Account, you will incur a mortality and expense risk charge computed at an aggregate annualized rate of 1.25% on the average daily net asset value of the Variable Account. If you withdraw from or surrender the certificate, we calculate the Commuted Value you receive for the Fixed Account using a maximum interest rate of 2% higher than the maximum valuation interest rate for single premium immediate annuities for the year and state in which the certificate was issued. For variable subaccounts, we currently use an interest rate of 1% greater than the Assumed Investment Return that you selected. Since we use a higher interest rate in calculating the Commuted Value, the certificate has an indirect withdrawal and surrender charge. Also, the amount that you will receive upon a withdrawal or surrender of the certificate will be less than you would receive had you chosen to continue receiving Annuity Payments. A daily charge based on a percentage of each Portfolio's average daily net asset value is payable by each Portfolio to its investment adviser. In addition to the investment advisory fees, each Portfolio incurs other operating expenses that may vary. See the accompanying Fund prospectus for more information concerning the investment advisory fee.


Free Look Period


You may cancel your certificate within 10 days starting on the day you receive it. This 10-day period is called the free look period. Some states require that we provide you a longer free look period. In some states we restrict the initial premium allocation to the AAL Variable Product Money Market Subaccount during the free look period. For more information concerning our procedures see "Free Look Period," page --.

Withdrawals and Surrenders

Unless your certificate is irrevocable, you may withdraw from or surrender the certificate for its Commuted Value. If you take a withdrawal from or surrender the certificate before attaining age 59-1/2, you may be subject to a 10% premature distribution penalty tax in addition to ordinary income tax.


Transfers


You may transfer all or a part of your certificate's value among the Subaccounts or from the Subaccounts to the Fixed Account subject to certain limitations. We do not allow transfers from the Fixed Account. You may make up to twelve transfers per Certificate Year. Certain other restrictions apply to transfers. After the first two transfers from the Subaccounts in a Certificate Year, we will impose a $25 transfer charge.


Annuity Payment Amount


We determine the amount of your Annuity Payment based upon your Premium, the Annuity Payment Option you choose, and the investment allocation(s) that you make.


Federal Tax Treatment

All or a portion of every distribution or Annuity Payment will generally be taxable as ordinary income. The taxable portion of most distributions will be subject to withholding unless the Payee elects otherwise. There may be tax penalties if you take a distribution before reaching age 59 1/2. Current tax laws may change at any time.

                             FEE AND EXPENSE TABLES

Certificate Owner Transaction Expense(s)


Sales Charge Imposed on Premium Payment                     None
Transfer Fee                                                $25(1)
Contingent Deferred Sales Charge                            None(2)

Annual Certificate Fees:                                    None

Variable Account Annual Expenses
(as a percentage of average Accumulated Value)


Mortality and Expense Risk Charges                          1.25%
Administrative Charge                                       None

Total Variable Account Annual Expenses                      1.25%

AAL Variable Product Series Fund, Inc. Annual Expenses:
(as a percentage of average net assets of each Portfolio):


                                                               Total Annual Fund
                                             Other Expenses    Expenses After
                         Investment          After Expense     Expense
Portfolio                Advisory Fees       Reimbursement     Reimbursement(3)

Money Market             0.35%                     0%              0.35%
Bond                     0.35                      0               0.35
Balanced                 0.33                      0               0.33
Large Company Stock      0.33                      0               0.33
Small Company Stock      0.35                      0               0.35
International Stock      0.80                      0               0.80
High Yield Bond          0.40                      0               0.40

The above tables are intended to assist you in understanding the costs and expenses that you will bear directly or indirectly and reflect the expenses of the Variable Account and the Fund. The certificates are not currently subject to state premium taxes. For a more complete description of the various costs and expenses, see the prospectus for the AAL Variable Product Series Fund, Inc. that accompanies this prospectus.



Notes to Fee and Expense Tables


1. You can make two free transfers from the Subaccounts in each Certificate Year. We will charge a $25 fee for each subsequent transfer. See the Transfers Among Subaccounts and/or the Fixed Account section in this prospectus for more information on this charge and the restrictions on transfers from the Fixed Account.


2. If you withdraw from or surrender the certificate, we will pay you the Commuted Value of the future payments for the remaining guaranteed payment period. We calculate the Commuted Value you receive for the Fixed Account using a maximum interest rate of 2% higher than the maximum valuation interest rate for single premium immediate annuities for the year and state in which the certificate was issued. For variable subaccounts, we currently use an interest rate that is 1% greater than the Assumed Investment Return that you selected. Since we use a higher interest rate in calculating the Commuted Value, the certificate has an indirect withdrawal and surrender charge. Also, the amount that you will receive upon a withdrawal or surrender of the certificate will be less than you would receive had you chosen to continue receiving Annuity Payments.

3. We have agreed to pay on behalf of the Fund or to reimburse the Fund for all expenses in excess of 0.33% for the Balanced and Large Company Stock
     Portfolios, 0.35% for the Money Market, Bond, and Small Company Stock Portfolios, 0.80% for the International Stock Portfolio and 0.40% for the High Yield Bond Portfolio. We can reduce or terminate this voluntary reimbursement upon 30-days' written notice to the Fund. Absent the expense reimbursement, the total Portfolio expenses for the period ended December 31, 1998 would have been:


                                             Other               Total Annual
          Portfolio                          Expenses            Fund Expenses

         Money Market Portfolio               .09%                   0.44%
         Bond Portfolio                       .17                    0.52
         Balanced Portfolio                   .06                    0.39
         Large Company Stock Portfolio        .05                    0.38
         Small Company Stock Portfolio        .08                    0.43
         International Stock Portfolio*       .50                    1.30
         High Yield Bond Portfolio*           .14                    0.54


* These figures are based on the period from March 2, 1998 to December 31, 1998 and are annualized.

Examples

The following examples illustrate the expenses incurred on a $1,000 investment assuming a 5% annual return on assets and a female Annuitant age 40 with a 3% Assumed Investment Return.

A. If you elect a Life Income payment option with a 10 year Guaranteed Payment Period and you do not surrender your certificate at the end of the periods shown:

                                  1 Year           3 Year

Money Market                       $16              $48
Bond                                16               48
Balanced                            16               47
Large Company Stock                 16               47
Small Company Stock                 16               48
International Stock                 20               61
High Yield Bond                     17               49

B. If you elect a 10 Year Fixed Period payment option and you do not surrender your certificate at the end of the periods shown:

                                  1 Year           3 Year
Money Market                       $15              $40
Bond                                15               40
Balanced                            15               40
Large Company Stock                 15               40
Small Company Stock                 15               40
International Stock                 19               51
High Yield Bond                     15               41

C. If you elect a Life Income with a 10 year Guaranteed Payment Period and you do surrender your certificate at the end of the periods shown:

                                  1 Year           3 Year
Money Market                       $27              $55
Bond                                27               55
Balanced                            27               54
Large Company Stock                 27               54
Small Company Stock                 27               55
International Stock                 32               68
High Yield Bond                     28               56

D. If you elect a 10 Year Fixed Period payment option and you do surrender your certificate at the end of the periods shown:


                                  1 Year           3 Year
Money Market                       $48              $60
Bond                                48               60
Balanced                            47               60
Large Company Stock                 47               60
Small Company Stock                 48               60
International Stock                 52               71
High Yield Bond                     48               61


Note: The examples should not be considered representations of past or future expenses for the Variable Account or for any Portfolio. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

                             PERFORMANCE INFORMATION

From time to time, the Variable Account may include in advertisements and other sales materials several types of performance information for the Subaccounts. This information may include "average annual total return." The Bond Subaccount, the Balanced Subaccount, and the High Yield Bond Subaccount may also advertise "yield." The Money Market Subaccount may advertise "yield" and "effective yield."

The performance information that we may present is not an estimate or guarantee of future investment performance and does not represent the actual investment experience of amounts invested by a particular Owner. Additional information concerning a Subaccount's performance appears in the Statement of Additional Information.

Total Return and Yield Quotations. Average annual total return figures measure the net income of a Subaccount and any realized or unrealized gains or losses of the underlying investments in the Subaccount, over the period stated.

Yield is a measure of the net dividend and interest income earned over a specific one-month or 30-day period (seven-day period for the Money Market Subaccount), expressed as a percentage of the value of the Subaccount's Annuity Units. Yield is an annualized figure, which means that we assume that the Subaccount generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Subaccount similarly, but include the increase due to assumed compounding. The Money Market Subaccount's effective yield will be slightly higher than its yield due to this compounding effect.

Expense and performance information for the Portfolios may be compared in advertising, sales literature and other communications to that of other variable products tracked by Lipper Analytical Services, Inc. (Lipper), Variable Annuity Research Data Service (VARDS), Morningstar, Inc. (Morningstar) and other services. In addition, we may compare the performance of the Portfolios to the S&P 500 Index, the S&P SmallCap 600 Index, the Wilshire Small Cap Index, the Lehman Bond Index, the Dow Jones Industrial Average, Merrill Lynch High Yield Master Index and other widely recognized indices. Unmanaged indices assume the reinvestment of dividends, if any, but do not reflect any deduction for fund expenses. We periodically report performance ratings in financial publications such as Forbes, Barron's, Fortune, Money Magazine, Business Week, Financial Planning, The New York Times and The Wall Street Journal.

We may also report other information concerning the effect of tax-deferred compounding on a Subaccount's returns that may be illustrated by tables, graphs or charts. All income and capital gains derived from Subaccount investments are reinvested and lead to substantial long-term accumulation of assets, provided that the underlying Portfolio's investment experience is positive.


See the Fund prospectus and Statement of Additional Information for a more complete description of the methods used to calculate a Portfolio's yield and total return.


                          AAL, THE ACCOUNT AND THE FUND

AAL


AAL is a fraternal benefit society owned by and operated for its members. AAL's mission is to bring Lutheran people together to pursue quality living through financial security, volunteer action and help for others. AAL was founded in 1902 under the laws of the State of Wisconsin as a non-stock, non-profit corporation. As of December 31, 1998, AAL has approximately 1.7 million members and is one of the world's largest fraternal benefit society in terms of statutory assets (over $20 billion) and life insurance in force ($85 billion), ranking it in the top two percent of all life insurers in the United States in terms of ordinary life insurance in force. AAL is currently licensed to transact life insurance business in all 50 states and the District of Columbia and is offering the certificates in all states except Connecticut, Illinois, Maryland, Mississippi, Montana, New Hampshire, New Jersey, New York, Oregon, Pennsylvania, South Carolina, Utah, Vermont and Washington.


The Variable Account

We established the Variable Account as a separate account under the laws of the State of Wisconsin on February 4, 1999. The Variable Account is registered as a unit investment trust with the Securities and Exchange Commission (the SEC) under the Investment Company Act of 1940 (the 1940 Act). The Variable Account meets the definition of a separate account under Federal securities laws. The SEC does not supervise the management or investment practices or policies of the Variable Account.


The Variable Account is divided into Subaccounts. A Premium flows through the Certificate to either the Variable Account or the Fixed Account according to your instructions. From the Variable Account, the Premium flows to the Subaccounts in the amounts or percentages you allocate. In turn, the Subaccounts invest in shares of one of the corresponding Portfolios of the Fund. The
Portfolios and their investment objectives are described below. We make no assurance that the Portfolios will meet their investment objectives.


You bear all the investment risk for Premiums allocated to the Subaccounts. Annuity Payments and Commuted Value will vary with the performance of the Subaccounts.


Under Wisconsin law, the assets of the Variable Account that are equal to the reserves and other contract liabilities of the Variable Account are not chargeable with liabilities arising out of any other business we may conduct. We will maintain an amount of assets in the Variable Account that always has a value approximately equal to the reserves allocated to the Variable Account under the certificates. This amount will always be greater than the Commuted Values allocated to the Variable Account under the certificates. Income gains and losses, whether or not realized, are, in accordance with the certificates, credited to or charged against the Variable Account without regard to our other income, gains or losses. Obligations arising under the certificates are our obligations.


The Fixed Account


Amounts allocated to Fixed Account under the certificate are part of our general account which supports our annuity and insurance obligations. Because of exemptive and exclusionary provisions, we have not registered interests in the Fixed Account under the Securities Act of 1933 nor the Fixed Account as an investment company under the 1940 Act. The SEC has not reviewed the disclosure relating to the Fixed Account. However, disclosures regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses.


You have no voting rights with respect to Fixed Account values.

The Fund

You may allocate your Premium to one or more of the Subaccounts. The Subaccounts, in turn, invest in shares of a corresponding Portfolio of the AAL Variable Product Series Fund, Inc. (the Fund). The Fund is a Maryland corporation registered with the SEC under the 1940 Act as a diversified, open-end investment company commonly known as a mutual fund. This registration does not involve supervision by the SEC of the management or investment practices or policies of the Fund.

The Fund currently offers its shares to three of our separate accounts: the AAL Variable Annuity Account I and II , and the AAL Variable Life Account I as well as retirement plans including the Aid Association for Lutherans Savings Plan. We also purchase Fund shares directly.

We serve as investment adviser to the Fund and are registered as such under the Investment Advisers Act of 1940.


The Variable Account will purchase and redeem shares from the Fund at Net Asset Value without any sales or redemption charge. We will redeem shares to the extent necessary to collect charges under the certificates, to make Annuity Payments, withdrawals or surrenders, to provide benefits under the certificates or to transfer assets from a Subaccount to another Subaccount and/or the Fixed Account as you request.

We automatically reinvest any dividends or capital gain distribution amounts that we receive on shares of the Portfolios held under the certificates. We reinvest at the Portfolio's net asset value on the date payable. Dividends and capital gain distribution amounts will reduce the net asset value of each share of the corresponding Portfolio and increase the number of shares outstanding of the Portfolio by an equivalent value. However, these dividends and capital gain distribution amounts do not change your Account Value.


The chart below indicates the names of the Portfolios in which the Subaccounts invest, as well as the investment objectives, investment adviser and sub-adviser for each Portfolio.

---------------------------------- -------------------------------------------- ---------------- --------------------------
                                                Investment                           Investment          Investment
           Portfolio                            Objectives                           Adviser             Sub-Adviser
---------------------------------- -------------------------------------------- ---------------- --------------------------
---------------------------------- -------------------------------------------- ---------------- --------------------------

Money Market Portfolio             Seeks maximum current income and a                AAL                 Not Applicable
                                   constant  Net Asset  Value of $1.00 per share
                                   by  investing  in  high-quality,   short-term
                                   money market instruments.
---------------------------------- -------------------------------------------- ---------------- --------------------------
---------------------------------- -------------------------------------------- ---------------- --------------------------

Bond Portfolio                     Strives for investment results                    AAL                 Not Applicable
                                   similar to the Lehman Brothers Aggregate Bond
                                   Index by  investing  primarily  in bonds  and
                                   other debt securities included in the Index.
---------------------------------- -------------------------------------------- ---------------- --------------------------
---------------------------------- -------------------------------------------- ---------------- --------------------------

Balanced Portfolio                 Seeks capital growth and income by                AAL                 Not Applicable
                                   investing  in a mix of common  stocks,  bonds
                                   and money market instruments.  Securities are
                                   selected  consistent with the policies of the
                                   AAL  Variable  Product  Large  Company  Stock
                                   Portfolio,  Bond  Portfolio  and Money Market
                                   Portfolios.
---------------------------------- -------------------------------------------- ---------------- --------------------------
---------------------------------- -------------------------------------------- ---------------- --------------------------


Large Company Stock Portfolio      Strives   for
                                   investment  results  that                         AAL                 Not  Applicable
                                   approximate the performance of the Standard &
                                   Poor's  500*  Composite  Stock Price Index by
                                   investing primarily in common stocks of the
                                   index.
---------------------------------- -------------------------------------------- ---------------- --------------------------
---------------------------------- -------------------------------------------- ---------------- --------------------------

Small Company Stock Portfolio      Strives for investment results that               AAL                 Not Applicable
                                   approximate the performance of the
                                   S&P SmallCap 600* Index by
                                   investing primarily in common
                                   stocks of the Index.

---------------------------------- -------------------------------------------- ---------------- --------------------------
---------------------------------- -------------------------------------------- ---------------- --------------------------

International Stock Portfolio      Seeks long-term capital growth by                 AAL                 Oechsle International
                                   investing primarily in foreign                                        Advisors, LLC
                                   stocks.
---------------------------------- -------------------------------------------- ---------------- --------------------------
---------------------------------- -------------------------------------------- ---------------- --------------------------

High Yield Bond Portfolio          Seeks high current income and                     AAL                 AAL Capital Management
                                   secondarily capital growth by                                         Corporation
                                   investing primarily in high risk,
                                   high yield bonds commonly referred
                                   to as "junk bonds."
---------------------------------- -------------------------------------------- ---------------- --------------------------




Before selecting any Subaccount, you should carefully read the prospectus for the Fund. The prospectus provides more complete information about the Portfolios of the Fund in which the Subaccounts invest, including investment objectives and policies, charges and expenses.

     "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "500", "Standard & Poor's SmallCap 600" and "S&P SmallCap 600" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by AAL. The Fund and the certificates are not sponsored, endorsed, sold or promoted by Standard &
     Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Fund. (Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.)

High yielding fixed-income securities, such as those in which the High Yield Bond Portfolio invests, are subject to greater market fluctuations and risk of loss of income and principal than investments in lower yielding fixed-income securities. You should carefully read about this Portfolio in the prospectus and related statement of additional information for the Fund and consider your ability to assume the risks of making an investment in the corresponding Subaccount.

                                 THE CERTIFICATE

Application and Purchase


The certificate is an individual single premium immediate variable annuity. We offer certificates to members, people who are eligible for membership and employees of AAL who reside in Wisconsin (including employees of our subsidiaries and affiliates).

We may issue the certificate as one of the following:


     o  a Non-qualified Annuity;

     o  an annuity for a Qualified Retirement Plan;

     o  a Traditional Individual Retirement Annuity (Traditional IRA);

     o  an annuity for a Simplified Employee Pension Plan (SEP-IRA);

     o  a Roth Individual Retirement Annuity (Roth IRA); or

     o  a Tax Sheltered Annuity (TSA).


You may purchase a certificate by completing and submitting an application. The Annuitant must be younger than 100 years as of the Issue Date. Some states may have additional limitations.

You may apply for a certificate by completing a traditional paper application or an electronic application available through your AAL Representative. If you submit an electronic application, you will be asked to certify the accuracy and completeness of the information in your electronic application and sign a electronic signature pad. The data will then be transmitted electronically to us. We will attach a paper copy of your application to your certificate if the certificate can be issued. The electronic application may not be available in your state.


You must give us or arrange to have sent to us a single Premium Payment of at least $5,000 along with your application. You can not make any additional Premium Payments unless we agree. Single premium payments over $1,000,000 require our prior written approval.


Certain provisions of the certificates may vary from state to state in order to conform with the law of the state in which you reside. This Prospectus describes generally applicable provisions. You should refer to your certificate for any variations required by state law.


Crediting and Allocating Your Premium Payment

You may allocate your Premium to any Subaccount of the Variable Account and/or the Fixed Account. Your allocation must be in whole percentages and total 100% of the Premium. You may not allocate less than $50 to any Subaccount or the Fixed Account. We will allocate your Premium according to your allocation instructions on your application. If you do not designate Premium allocation percentages, we will treat your application as not in good order.

If your application is in good order, we will allocate the Premium to your chosen Subaccount(s) and/or Fixed Account (or in certain states, to the Money Market Subaccount, as discussed below) within two days of receipt of the completed application and Premium. If we determine the application is not in good order, we will attempt to complete the application within five business days. If the application is not complete at the end of this period, we will inform you of the reason for the delay and that the Premium will be returned immediately unless you specifically consent to our keeping the Premium until the application is complete.


Once each day that we are open for  business,  we determine  the Net Asset Value
(NAV) per share of the underlying Portfolios at the close of regular trading on the New York Stock Exchange, currently 4:00 p.m. Eastern Time. We also determine the Annuity Unit Value (AUV) of each Subaccount at the end of each day also at 4:00 p.m. Eastern Time. We do not determine the NAV or AUV on holidays observed by the Exchange or on holidays observed by AAL.

The Exchange is regularly closed on Saturdays and Sundays and on New Year's Day, Martin Luther King Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If one of these holidays falls on a Saturday or Sunday, the Exchange will be closed on the preceding Friday or the following Monday, respectively. During 1999, AAL will be closed for business on the Friday following Thanksgiving and the Monday after Christmas. On those days, we will not purchase or redeem any shares of the Fund notwithstanding the fact that the New York Stock Exchange will be open. We will not purchase or redeem any Annuity Units on any days that AAL is not open for business.


Free Look Period


Generally, you may return your certificate for cancellation within 10 days after you initially receive it. However some states require a longer free look period. Please review your certificate to determine your free look period.

In order to return your certificate, you must deliver or mail the certificate along with a Written Request to your AAL Representative or to our Service Center. Upon cancellation, the certificate will be void as of the Issue Date and you will be entitled to receive an amount equal to the certificate's free look value as of the date you notify us or the date we receive your cancellation request in our Service Center, whichever is earlier. The certificate's free look value is the total of the free look value for each of the variable subaccounts and Fixed Account that you selected. The free look value for each of the variable subaccounts is the Premium allocated to that Subaccount multiplied by the Subaccount Investment Factor for each Valuation Period minus any payments made attributable to that Subaccount. The free look value for the Fixed Account is the amount of Premium allocated to the Fixed Account minus any payments made from the fixed account. You will receive your money within seven days after we receive your request for cancellation. However, if your certificate is an IRA, and you decide to cancel it within seven days from the receipt of your IRA disclosure, we will refund your Premium less any payments made.

Certain states require a full refund of Premium paid if a certificate is returned during the free look period. In these situations we reserve the right to place the Premium you allocated to the variable subaccounts to the Money Market Subaccount until the free look period expires plus an additional five-day period to allow for your receipt of the certificate by mail. After this period, we will allocate the value of the Annuity Units of the Money Market Subaccount to the Subaccount(s) according to your original instructions. In all such states, we will refund the greater of the Premium paid minus any payment paid or the certificate's free look value.


Owners, Payees and Annuitants


You, as Owner, are typically the recipient of all distributions under the certificate. Unless the Owner is an entity, the Owner is also the Annuitant. As Owner, you can name Beneficiaries, and transfer allocations between Subaccounts and the Fixed Account. You will receive all Annuity Payments during the Annuitant's lifetime, unless you designate another person or entity as the Payee. Keep in mind that if you designate another person or entity as Payee, you may still be responsible for any income tax payable on the payments.


In the event the Annuitant(s) dies during the Guaranteed Payment Period, the Death Proceeds will be payable to the named Beneficiary. We use the Annuitant's life to determine the amount and duration of any Annuity Payments. In the case of a qualified retirement plan, the Annuitant is the plan participant and the Owner is the retirement plan.

Under certain circumstances other entities, such as trusts, may purchase AAL products but are not eligible for membership.

Adult and Juvenile Certificates

We issue Adult Certificates to applicants age 16 or older who become benefit members of AAL. We issue Juvenile Certificates when the proposed Annuitant is younger than age 16, but is otherwise eligible for benefit membership.


In the case of the Adult Certificate, the Annuitant must be 16 years of age or older. Typically, the applicant of the certificate is the Owner and Annuitant of the certificate. While the Annuitant is alive, the Owner of the certificate may exercise every right and enjoy every benefit provided in the certificate. The person who applies for the certificate becomes a benefit member of AAL upon our approval of the membership application.

For the Juvenile Certificate, a Juvenile is named as the Annuitant and Owner of the certificate. However, because of age, the Juvenile cannot exercise the rights of ownership. Therefore, an adult must apply on behalf of the Juvenile and retain control over the certificate. The adult applicant controller exercises certain rights of ownership on behalf of the Juvenile Annuitant. These rights are described in the certificate. The adult controller may transfer control to another eligible person, but cannot transfer ownership of the certificate.


Transfer of control to the Juvenile Annuitant will take place at the first Certificate Anniversary Date following the earlier of:

     o    the Annuitant's 21st birthday; or

     o the Annuitant's 16th birthday after the adult controller transfers control to the Annuitant in writing; or

     o    the death of the adult controller after the Annuitant's 16th birthday.


If the person who has control of the certificate dies before the Annuitant gains control, control will be vested in an eligible person according to our Bylaws. If we determine that it is best for the Annuitant, we may transfer control of the certificate to some other eligible person according to our Bylaws.


The Juvenile Annuitant will become a benefit member of AAL on the first Certificate Anniversary Date on or following the Juvenile's 16th birthday.

Beneficiaries


You may name one or more Beneficiaries to receive the Death Proceeds payable under the certificate, if any. If no Beneficiary has been named or the Beneficiary does not survive the Annuitant, the Death Proceeds will be paid to you, if living, otherwise to your estate. Our Bylaws list persons eligible to be Beneficiaries. You may designate beneficiaries as either first, second or third class. Unless otherwise specified, we will distribute Death Proceeds in the following order to Beneficiaries:


     o equally to the Beneficiaries in the first class. If none are living, then;

     o equally to the Beneficiaries in the second class. If none are living, then;

     o    equally to the Beneficiaries in the third class.

If a Beneficiary dies within 15 days after the death of the Annuitant, we will consider the Beneficiary to have died before the Annuitant for purposes of paying the Death Proceeds.

You may change Beneficiaries by sending a Written Request to our Service Center. We will give you a special form to make this request. We must approve any change in Beneficiary. Any such change is effective on the date you designate on your Written Request, or the date we receive your Written Request at our Service Center if no date appears on the request. A change in Beneficiary is only effective if the request was mailed or delivered to us while the Annuitant is alive. We are not liable for any payments made or actions taken by us before we receive and approve changes in Beneficiary designations.

If you elect not to have a Guaranteed Payment Period or all Annuitants live beyond the Guaranteed Payment Period, no Death Proceeds will be payable.

Assignments of Ownership


The certificate can not be sold, assigned, discounted, or pledged as collateral for a loan or as surety for performance of an obligation or for any other purpose.


                       SELECTING AN ANNUITY PAYMENT OPTION


The Annuity Payment Option specifies the type of annuity to be paid and determines how long the annuity will be paid, the frequency of payment, and the amount of the first Annuity Payment. You must select the Annuity Payment Option when applying for the certificate. This election is irrevocable once we issue the certificate. You must also select the Subaccounts and/or the Fixed Account to which we will apply your Premium. Except as discussed in the Free Look Period section, the Annuity Unit Value for each Subaccount selected as of the Valuation Date when we receive your Premium, will be used to calculate the number of Annuity Units which determine your first Variable Annuity Payment. Your total Annuity Payment will be the Fixed Account Annuity Payment, if any, plus the Variable Account Annuity Payment.

You must elect at time of application whether the certificate and its Annuity Payments will be either irrevocable or revocable. If you elect the irrevocable option, you cannot later change the Annuity Payments, or receive a withdrawal or surrender from the certificate. If you elect the revocable option, you can later change the Annuity Payments, receive withdrawals, and surrender the certificate. If you elect the revocable option, you can later change to the irrevocable option. If you elect the irrevocable option, you cannot later change to the revocable option once we issue the certificate.

If you do not have any other sources of funds for emergencies or other financial needs which may arise, an irrevocable certificate may be inappropriate for you. In addition, even though you can take withdrawals from or surrender a revocable certificate, a revocable certificate may be inappropriate for you if you intend on taking additional withdrawals from or surrendering the certificate, particularly in the short term.

If you do not specify an Annuity Payment Option, we will treat your application as not being in good order. If you do not specify whether or not the certificate and its Annuity Payments will be irrevocable or revocable, we will issue the certificate as revocable.

You must also tell us at time of application which financial institution and account you would like your payments sent to. We will send your annuity payments via electronic funds transfer to the financial institution that you request. If you do not tell us which financial institution and account you would like your annuity payments sent to, we will treat your application as not being in good order.


                             ANNUITY PAYMENT OPTIONS

Fixed Period Income


We make Annuity Payments at regular intervals for a fixed number of payments, not to exceed the greater of 30 years or the Annuitant's life expectancy. We call this payment period the "Guaranteed Payment Period". At the end of the Guaranteed Payment Period, all of the Annuity Payments will have been paid, the Commuted Value of the certificate will be zero, and the certificate will terminate.


Life Income with Guaranteed Payment Period


We make Annuity Payments at regular intervals for the lifetime of the Annuitant. If the Annuitant dies during the Guaranteed Payment Period, we will continue payments to the Beneficiary to the end of the Guaranteed Payment Period. You may choose a Guaranteed Payment Period of 0 to 30 years at the time we issue the certificate. The amount of the payments depends upon the sex and age of the Annuitant, at the time we issue the certificate. If you select a shorter Guaranteed Payment Period, you will receive larger Annuity Payments. Both the Commuted Value and Death Proceeds, however, will be smaller if the Guaranteed Payment Period is shorter. If you die after the end of the Guaranteed Payment Period, no Death Proceeds will be payable. Also, no surrenders or withdrawals are permitted after the end of the Guaranteed Payment Period. If you have poor health or have a shortened life expectancy, you may want to consider selecting a longer Guaranteed Payment Period.


Joint and Survivor Life Income with Guaranteed Payment Period


We make Annuity Payments at regular intervals for the lifetime of both Annuitants. Unless an entity is the Owner, the Annuitants also own the certificate as joint owners. Upon the death of one of the Annuitants, we will continue payments for the lifetime of the surviving Annuitant. If both Annuitants die during the Guaranteed Payment Period, we will continue payments to the Beneficiary to the end of that period. You may choose a Guaranteed Payment Period of 0 to 30 years at the time of issue. You may also choose to have the Annuity Payment reduce after the death of the first Annuitant. The Annuity Payment may reduce by a factor of 1/2, 1/3, or 1/4. We will reduce the payments immediately after the later of the first death of one of the Annuitants and the end of the Guaranteed Payment Period. A higher reduction amount will result in a higher payment while both Annuitants are alive. The amount of the payments depends upon the age and sex of the Annuitants at the time of issue.


Annuity Payment Dates


We compute and pay all Annuity Payments after the first Annuity Payment as of three business days prior to the day on which you selected to receive Annuity Payments. If you do not select a payment date, the Annuity Payment Date will be three business days prior to the same day of the month as the Issue Date. The date on which we compute and pay Annuity Payments is the Annuity Payment Date. These dates are generally the same day of the month as the Annuity Start Date based on the Annuity Payment frequency you select. Annuity Payments may be made monthly, quarterly, semi-annually and annually. The annual Annuity Payment may be divided into twelve (12) equal monthly payments. Under this option, the annual Annuity Payment will be distributed from the variable subaccounts annually, but will be placed in the fixed account to earn interest. We will then make monthly payments from the fixed account for the remainder of the year. Once you select the Annuity Payment frequency, it may not be changed.


In the event that you do not select a payment frequency, Annuity Payments will be made monthly.
                         FIXED ACCOUNT ANNUITY PAYMENTS


You may choose to deposit some or none of your Premium in the Fixed Account portion of the certificate.

Premiums deposited in the Fixed Account will fund guaranteed periodic payments. We will determine the guaranteed Annuity Payment at the time we issue the certificate. We may pay more than the guaranteed Annuity Payment if the investment experience of the Fixed Account is more favorable than the guaranteed interest rate shown in the certificate. We may also pay more than the guaranteed payment if our mortality experience or administration expenses are favorable. We may change the amount of the Fixed Account Annuity Payment at any time, but will not pay an amount lower than the guaranteed payment.


Premiums placed in the Fixed Account may not be transferred to the Subaccounts.

                            VARIABLE ANNUITY PAYMENTS

First Variable Annuity Payment


Variable Annuity Payments are periodic payments we make, the amount of which varies from one Annuity Payment Date to the next as a function of the net investment performance of the Subaccounts you selected. The dollar amount of the first Variable Annuity Payment depends on the Annuity Payment Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Premium applied to purchase the Variable Annuity Payments, and an Assumed Investment Return that you select.


The dollar value of the first Variable Annuity Payment is the sum of the first Variable Annuity Payments attributable to each Subaccount. The dollar amount of the first total Annuity Payment is the sum of the first Variable Annuity Payment and the Fixed Account Annuity Payment.

Annuity Units


We initially determine the number of Annuity Units for each Subaccount on the Issue Date. We calculate the number of Annuity Units for each Subaccount by dividing the amount of the first Variable Annuity Payment allocable to that Subaccount by the Annuity Unit Value for that Subaccount on the Issue Date. The number of Annuity Units attributable to each Subaccount under a Certificate remains fixed unlessthere is a transfer of Annuity Units between Subaccounts. Subsequent Variable Annuity Payments


We determine the dollar amount of each subsequent Variable Annuity Payment attributable to each Subaccount by multiplying the number of Annuity Units of that Subaccount by the Annuity Unit Value for that Subaccount for the Valuation Period ending on the Annuity Payment Date, or during which the Annuity Payment Date falls. We aggregate the subsequent Variable Annuity Payments for each Subaccount to determine the Variable Annuity Payment. When an Annuity Payment Date would fall on a day that is not a Valuation Date, we calculate the Variable Annuity Payment as of the Valuation Date immediately preceding what would have been the Annuity Payment Date.


The Annuity Unit Value of each Subaccount for any Valuation Period is equal to:

          the Annuity Unit Value for the preceding Valuation Period; multiplied bythe Subaccount Investment Factor for the current Valuation Period; multiplied by a daily discount factor which adjusts the Annuity Unit Value to reflect the Assumed Investment Return. This factor is compounded to reflect the number of days in the Valuation Period.

Subaccount Investment Factor

The Subaccount Investment Factor for any Valuation Period is equal to:

     o the Net Asset Value of the corresponding Fund Portfolio at the end of the Valuation Period;

     o plus the amount of any dividend, capital gain or other distribution paid by the Portfolio if the "ex-dividend" date occurs during the Valuation Period;

     o plus or minus any cumulative credit or charge for taxes reserved from the operation of the Portfolio;

     o minus the dollar amount of the mortality and expense risk charge we deduct each day in the Valuation Period; and

     o divided by the Net Asset Value of the corresponding Fund Portfolio at the beginning of the Valuation Period.

Assumed Investment Return


The Annuity Unit Value for each Subaccount will increase or decrease from one Annuity Payment Date to the next in direct proportion to the net investment return of that Subaccount less an adjustment for Assumed Investment Return that you selected. The purpose of the adjustment is to ensure the Annuity Unit Value only changes when the Subaccount Investment Factor represents a rate of return greater than or less than the Assumed Investment Return you selected.


The Certificate  permits you to select one of three Assumed Investment  Returns:
3%, 4% or 5%. A higher Assumed Investment Return will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance (minus any deductions and expenses) exceeds the Assumed Investment Return, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the Assumed Investment Return.


For example, if you select a 5% Assumed Investment Return and if the net investment return of the Subaccount is equal to 5% annualized , the Variable Annuity Payment attributable to that Subaccount for that period will be the same as the previous Variable Annuity Payment. To the extent that the Subaccount's net investment return exceeds an annualized rate of return of 5% for a payment period, the Variable Annuity Payment for that period will be more than the previous Variable Annuity Payment. To the extent that the Subaccount's return is less than an annualized rate of 5%, the Variable Annuity Payment for that period will be less than the previous Variable Annuity Payment.


              TRANSFERS AMONG SUBACCOUNTS AND/OR THE FIXED ACCOUNT


Except for certain restrictions mentioned below, you may transfer the Annuity Units of one or more Subaccounts to one or more other Subaccounts and/or the Fixed Account. We will process requests for transfer that we receive before 4:00 p.m. Eastern Time as of the close of business on that Valuation Date. We will process requests we receive after that time as of the close of business on the following Valuation Date.


To accomplish a transfer from a Subaccount, we will redeem the Annuity Units in that Subaccount and reinvest that value in Annuity Units of the other Subaccounts and/or the Fixed Account you specified. We impose the following restrictions on transfers:

     o You may make two free transfers in each Certificate Year. After that we will charge you $25 for each subsequent transfer. We deduct the transfer charge from your value in the Subaccount from which the transfer was made. When you transfer from two or more Subaccounts, we apply the $25 transfer charge among those Subaccounts in proportion to the amounts you transfer.

     o    You may not transfer from the Fixed Account.


     o    You may make up to twelve transfers each Certificate Year.


Telephone Transfer Requests


If we receive a signed Telephone Transaction Authorization (found on the certificate application and on the Variable Annuity Option Selection Form), you may make withdrawals and transfers pursuant to your telephone instructions ("Telephone Request"). We employ reasonable security procedures to ensure the authenticity of telephone instructions, including, among other things, requiring identifying information, recording conversations, and providing written confirmations of transactions. Nevertheless, we will honor telephone instructions from anyone who provides the correct identifying information. We may be liable for losses due to unauthorized or fraudulent instructions only if we fail to observe reasonable procedures.


If several people want to make Telephone Requests at or about the same time, or if our recording equipment malfunctions, we may not be able to allow any Telephone Requests at that time. If this happens, you must submit a Written Request to our Service Center. If there is a malfunction with the telephone recording system or the quality of the recording itself is poor, we will not process the transaction.


The phone number for telephone transactions is (800)225-5225 or (920)734-5721 locally. We reserve the right to suspend or limit telephone transactions.


                           SURRENDERS AND WITHDRAWALS


If you elected the revocable option, you may surrender the certificate at any time while an Annuitant is alive. If you elected a Fixed Period Income, you may withdraw up to the Commuted Value of the certificate. If you elected a Single or Joint Life Income, you may withdraw up to the Commuted Value of the certificate minus all previous withdrawals. To surrender your certificate and receive the Commuted Value, you must submit a Written Request to our Service Center. We will not accept Telephone Requests for surrender requests. We must receive a withdrawal or surrender request by 4:00 p.m. Eastern Time on a Valuation Date in order to process it on the same day. We will send your withdrawal or surrender amount by electronic funds transfer to the financial institution that you request.

We will pay you the requested withdrawal or surrender amount within seven days of our receipt of your request. In certain cases we may postpone payment of your withdrawal or surrender beyond the seven days. Please see "Postponement of Payments" for more information. You may select the source of a withdrawal by specifically indicating the Subaccount or Fixed Account. However, we must agree to any selection. If you request a withdrawal and do not specify the source of the withdrawal (the specific Subaccount(s) or Fixed Account), we will take the withdrawal on a pro rata basis from each Subaccount and the Fixed Account. You may not withdraw less than $1000 at one time. If you make a Telephone Request for a withdrawal, we are required to withhold 10% for federal income taxes. If you take a withdrawal, we will issue you a supplemental contract for the remaining Annuity Payments.

If you elected the irrevocable option, you may not surrender or make a withdrawal from the certificate.

You should consult your tax adviser regarding the tax consequences of a withdrawal or surrender. A withdrawal or surrender made before you attain age 59-1/2 may result in adverse tax consequences, including the imposition of a 10% federal income tax penalty. See "Federal Tax Status" for more details.


                       DEATH OF THE OWNER AND/OR ANNUITANT


If you are a joint Annuitant and joint Owner, and die during the Guaranteed Payment Period, we will continue making payments to the surviving joint Owner, if any. The surviving joint Owner, if any, will become the sole Annuitant and Owner. If you are a joint Annuitant and joint Owner and die after the end of the Guaranteed Payment Period, we will make payments to the surviving joint Owner, if any, based upon the reduction factor you selected.

If you are the only Annuitant and Owner and die during the Guaranteed Payment Period, we will continue making payments to your Beneficiary for the remainder of the Guaranteed Payment Period, if any. Your Beneficiary will have the option of receiving the Commuted Value as a single lump sum in lieu of continuing to receive payments.

If you are the only Annuitant and Owner and die after the Guaranteed Payment Period, no Death Proceeds would be payable.

If the Owner is an entity, upon the Annuitant's death, we will continue making payments to the Beneficiary for the remainder of the Guaranteed Payment Period, if any. Generally, the Owner will also be the Beneficiary. The Beneficiary will have the option of receiving the Commuted Value as a single lump sum in lieu of continuing to receive payments. If the Annuitant died after the Guaranteed Payment Period, no Death Proceeds would be payable.


Upon your death, any remaining Annuity Payments will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.


We will calculate the Death Proceeds payable as of the date of death when we receive notice of the death.

We will recover from the payee or recipient any Annuity Payments made on or after the date of death but before we receive notice of the death.


Before we can process any Death Proceeds, we must receive:

     o    proof that the Annuitant or Owner died;

     o    a completed claim form; and

     o    any other information that we reasonably require to process the claim.



Upon receipt of instructions in proper form from the Beneficiary or Owner to resume Annuity Payments, we will make any Annuity Payments which had went unpaid since we had received notice of the death. We will then resume making Annuity Payments. If we receive instructions to pay the Death Proceeds in a lump sum, we will pay the Commuted Value as of the date of death, plus interest, minus any Annuity Payments made before we were notified of the death.



                          CERTIFICATE FEES AND CHARGES

Sales Charge

There is no sales charge deducted from your Premium Payment.

Premium Tax Charge

There is currently no premium tax applicable to the Certificates.


Withdrawal or Surrender Charge

There is no direct withdrawal or surrender charge applicable to the certificate, but if you withdraw from or surrender the certificate, we will pay you the Commuted Value of the certificate. We calculate the Commuted Value you receive for the Fixed Account using a maximum interest rate of 2% higher than the maximum valuation interest rate for single premium immediate annuities for the year and state in which your certificate was issued. For variable subaccounts, we currently use an interest rate that is 1% greater than the Assumed Investment Return that you selected. Since we use a higher interest rate in calculating the Commuted Value, the certificate has an indirect withdrawal and surrender charge. Also, the amount that you will receive upon a withdrawal or surrender of the certificate will be less than you would have received had you chosen to continue receiving Annuity Payments.


Transfer Charge

You may make two free transfers in each Certificate Year. We will charge you $25 for each subsequent transfer.

Mortality and Expense Risk Charge


We deduct from Variable Account assets a daily charge at an annualized rate of 1.25% of the average daily net asset value of the Variable Account attributable to the certificates. This charge compensates us for assuming mortality and expense risks under the certificates.


We expect to earn a profit on the charge.

In assuming the mortality risk, we incur the risks that

     o    Our actuarial estimate of mortality rates may prove erroneous, and

     o    Annuitants will live longer than expected.


In assuming the expense risk, we incur the risk that the revenues from the expense charges under the certificates (charges that we guarantee will not increase) will not cover our expense of administering the certificates.


Miscellaneous

Each Portfolio pays charges and expenses out of its assets. The prospectus for the Fund describes the charges and expenses.


We reserve the right to impose charges or establish reserves for any federal or local taxes that we incur today or may incur in the future and that we deem attributable to the certificates.


Taxes

Currently, we do not assess a charge against the Variable Account for federal income taxes or state premium taxes. We may assess such a charge in the future if income or gains within the Variable Account result in any federal income tax liability to us or we become subject to state premium taxes. Charges for any other taxes attributable to the Variable Account may also be made. See Federal Tax Status.

                   GENERAL INFORMATION ABOUT THE CERTIFICATES

The Entire Contract

The entire contract between you and us consists of:


     o    the certificate;


     o    the application;

     o    attached endorsements or amendments, if any; and


     o the AAL Articles of Incorporation and Bylaws in force as of the Issue Date of your certificate.

We treat any statements you make in the application as representations and not warranties. We will not use a statement to void the certificate or to deny a claim unless it appears in the application. No representative of ours except the president or the secretary may change any part of the certificate on our behalf. We will not be able to contest the certificate after it has been in effect for two years from its Issue Date, provided that the Annuitant is still living.


Voting Rights


There are certain voting rights attributable to the Portfolios underlying the Variable Account portion of the certificates. As required by law, we will vote the Portfolio shares held in a Subaccount. We will vote according to the instructions of certificate Owners who have interests in any Subaccount involved in the matter being voted upon. If the 1940 Act or any related regulation should be amended or if the present interpretation of it should change and as a result we determine that we are permitted to vote the Fund shares in our own right, we may elect to do so.


We determine the number of votes you have the right to cast by applying your percentage interest in a Subaccount to the total number of votes in the Variable Account attributable to the entire Subaccount. We will count fractional shares. We determine the number of votes of the Portfolio you have the right to cast as of the record date. These votes are cast at the meeting of the Fund. We will solicit voting instructions by writing you before the meeting in accordance with procedures established by the Fund.

Any Portfolio shares held in a Subaccount for which we do not receive timely voting instructions will be voted by us in proportion to the voting instructions we receive for all Owners participating in that Subaccount. We will vote any Portfolio shares held by us or our affiliates in proportion to the aggregate votes of all shareholders in the Portfolio. We will send to everyone having a voting interest in a Subaccount proxy materials, reports and other materials relating to the appropriate Portfolio.

Surplus Refunds


If our Board of Directors declares any surplus refunds to certificate Owners, we will pay you such surplus refunds on the portion that you have allocated to the Fixed Account. Surplus refunds are paid in cash with that portion of each payment attributable to the Fixed Account.


Reports to Owners


At least annually, we will mail you a report showing the Surrender Value, Death Benefit and Annuity Payments for your certificate as of a date not more than two months prior to the date of mailing and any further information required by any applicable law. We will mail reports to you at your last known address of record. We will also promptly mail a confirmation of each Premium, withdrawal, surrender or transfer you make.


Date of Receipt

Unless we state otherwise, the Date of Receipt by us of any Premium made, Written Request, Telephone Request or any other communication is the actual date it is received at our Service Center in proper form. If we receive them after the close of regular trading on the New York Stock Exchange, usually 4:00 Eastern Time or on a date which is not a Valuation Date, we will consider the Date of Receipt to be the next Valuation Date.

Payment by Check

If you make a Premium by check and your check is returned to us for insufficient funds, we do reserve the right to seek reimbursement for any payments we made to you.

Postponement of Payments

We will normally make payments of your withdrawal or surrender value within seven days after we receive your request at our Service Center. However, we may delay this payment or any other type of payment from the Variable Account for any period when:

     o the New York Stock Exchange is closed for trading other than customary weekend and holiday closings;

     o    trading on the New York Stock Exchange is restricted;

     o an emergency exists, as a result of which it is not reasonably practicable to dispose of securities or to fairly determine their value; or

     o    the SEC by order permits the delay for the protection of Owners.

We may also postpone transfers and allocations among the Subaccounts and the Fixed Account under these circumstances. We may delay payment of any withdrawal or surrender value from the Fixed Account for up to six months after we receive a request at our Service Center.

Certificate Inquiries


You may make inquiries regarding the certificate by writing or calling our Service Center. The address for the Service Center is: AAL Variable Products Service Center, 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001. The toll-free telephone number is (800)225-5225, locally (920)734-5721.


                               FEDERAL TAX STATUS


We do not intend these discussions of tax matters and those in the Statement of Additional Information as tax advice. The ultimate effect of federal income taxes on a certificate or the economic benefit to the Owner, Annuitant or Beneficiary depends upon the tax status of such person and, if the certificate is purchased under a qualified retirement plan, upon the tax and employment status of the individual concerned. This discussion is based on our understanding of federal income tax laws, as currently interpreted. We make no representation regarding whether the Internal Revenue Service will continue its current interpretations of these laws. We do not make any guarantee regarding the tax status of any certificate. Please consult with a qualified tax adviser for your particular tax situation.


Variable Account Tax Status


The Code, in effect, provides that the income, gains and losses from separate account investments are not income to the insurer issuing the variable contracts so long as the certificates and the Variable Account meet certain requirements set forth in the Code. Because the certificates and the Variable Account meet such requirements, we anticipate no tax liability resulting from the certificates and, consequently, no reserve for income taxes is currently charged against or maintained by us with respect to the certificates. We are currently exempt from most types of state and local taxes. We may make charges for such taxes if there is a material change in federal, state or local tax laws attributable to the Variable Account.


Diversification Requirements


Under Section 817(h)(1) of the Code and related regulations, we are required to ensure that the assets underlying the Variable Account portion of the certificates are adequately diversified. This means that the underlying Portfolios must have enough distinctly different holdings to satisfy the requirements. If we would not meet the requirements, the certificate would not be treated as an annuity contract, unless the failure to satisfy the regulations was inadvertent, the failure is corrected and you or we pay an amount to the Internal Revenue Service (IRS). If we would fail to diversify and not correct the problem, you would be deemed the Owner of the underlying securities in the Portfolio and would be taxed on the earnings of your account.

We believe that the assets underlying the certificates meet these diversification standards. We will continually monitor the Fund and the regulations of the Treasury Department to ensure that the certificate will continue to qualify as a variable annuity contract under the Code.


Taxation of Annuities in General

Section 72 of the Code  governs the federal  income  taxation  of  annuities  in
general.   We  do  not  discuss  the  impact  of  estate,   gift  or  state  tax
considerations.

Certificates Held by Natural Persons


You are not taxed on increases in the value of your certificate until a distribution occurs, either in the form of a withdrawal, surrender, or as Annuity Payments.


Distributions


For Annuity Payments, the taxable portion is determined by dividing the cost basis by the anticipated total number of payments payable under the certificate, multiplying that amount by the number of payments payable that year, and subtracting the result from each year's total payments. The nontaxable portion of each year's payments equals the cost basis divided by the anticipated number of payments. The balance of each year's payments are taxable. Your entire payment will be taxable after you have recovered all of your cost basis. If your Annuity Payments cease before you have recovered all of your cost basis, you or your Beneficiary may take a deduction for the remaining unrecovered cost basis. For non-qualified annuities, your cost basis is generally your Premium unless you purchased the certificate through a 1035 exchange.

Payments from a withdrawal from or a surrender of a certificate are not considered Annuity Payments. Therefore withdrawals and surrenders will generally be taxed as ordinary income to the extent that the Commuted Value exceeds your cost basis in the certificate.


The taxable portion of any Annuity Payment, withdrawal or surrender is taxed at ordinary income tax rates.

Distributions from Qualified Plans


For certain Qualified Plans involving pre-tax contributions, there may be no cost basis in the certificate. In such event, the total payments received may be taxable. You, the Annuitant and any Beneficiaries for your certificate should seek qualified tax and financial advice about the tax consequences of distributions under the Qualified Plans in connection with which such certificates are purchased.


Penalty Tax on Premature Distributions


Generally, withdrawals, and surrenders of a certificate before you attain age 59 1/2 will result in an additional federal income tax penalty of 10% of the amount distributed that is included in your gross income. The penalty tax generally will not apply to nonqualified Annuity Payments unless you purchased the certificate with the proceeds exchanged from another annuity or life insurance certificate.

The 10% federal income tax penalty also applies to Certificates which are issued in connection with Qualified Plans. This penalty will not apply if distributions are made over the life or life expectancies of the IRA owner or plan participant (or the joint life or life expectancies of the IRA owner/plan participant and the designated Beneficiary), or if you are over age 59-1/2. Additional exemptions apply.


Federal Income Tax Withholding

The taxable portion of Annuity Payments, withdrawals or surrenders is subject to federal income tax withholding. Except for certificates issued in connection with certain Qualified Plans, you can elect not to have federal income tax withheld, but only by Written Request.

Death Proceeds


Generally, distributions received from your certificate by your Beneficiary because of your death are taxable in the year in which your Beneficiary receives the distribution. Your Beneficiary will be taxed on the distributions in the same manner that you would have been taxed. The 10% premature distribution penalty does not apply to these distributions.


Multiple Certificates


All nonqualified annuity certificates we issue to you during any calendar year shall be treated as one certificate for determining the amount includible in gross income. Therefore, distributions from one certificate will be taxable to the extent there is a gain in any certificate issued in the same year. The total impact of this rule to immediate annuities is not clear. You will most likely have a larger amount of taxable gain per distribution if you own multiple certificates with one insurer. If you are subject to the 10% premature distribution penalty, the amount subject to that tax would also increase.


Tax-Free Exchanges (1035 Exchanges)


Section 1035 of the Code permits the exchange of certain life insurance, endowment and annuity contracts for an annuity contract without a taxable event occurring. If you already own an annuity or life insurance contract issued by another insurer, you are generally able to exchange that contract for a certificate issued by us tax-free. There are certain restrictions that apply to such exchanges, including that the contract surrendered must truly be exchanged for the certificate and not merely surrendered in exchange for cash. Further, the owner of the new certificate must be the same as the Owner of the exchanged certificate. Careful consideration must be given to compliance with Code provisions and regulations and rulings relating to exchange requirements. If you are contemplating an exchange, please be sure that you understand any surrender charges or loss of benefits which might arise in the exchange of the existing certificate. If you are considering such an exchange, you should consult with your tax adviser to ensure that the requirements of Section 1035 are met.


Transfers among Subaccounts

Transfers among Subaccounts and between Subaccounts and the Fixed Account are tax-free.

Qualified Plans


You may use the certificate to fund one of several types of Qualified Plans, although the uses may be limited because of the requirement to elect immediate payments. The tax rules that apply to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan. Therefore, no attempt is made to provide more than general information about the use of the certificates with the various types of Qualified Plans. We caution Qualified Plan participants, plan administrators and Beneficiaries that the rights of any person to any benefits under such Qualified Plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the certificate issued in connection with the plan. What follows are brief descriptions of the various types of Qualified Plans.



Tax-Sheltered Annuities


Section 403(b) of the Code permits certain types of employers (organizations specified under section 501(c)(3) of the Code such as schools, churches, etc.) to purchase annuity contracts on behalf of their employees. These annuity contracts are commonly referred to as tax-sheltered annuities. Section 403(b)(11) of the Code requires that distributions from a tax-sheltered annuity that are attributable to employee salary reduction contributions may be paid only when the employee reaches age 59 1/2, separates from service, dies, becomes disabled or in the case of hardship. (Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as for paying for medical expenses, for the purchase of a principal residence or for paying certain tuition expenses.) Because of these restrictions on distributions, you may only purchase the certificate as a tax-sheltered annuity if you are eligible to take distributions from your 403(b) funds.


H.R. 10 (Keogh) Plans


The Self-Employed Individuals Tax Retirement Act of 1962, which is commonly referred to as H.R. 10, permits self-employed individuals to establish Qualified Plans for themselves and their employees. Such retirement plans may permit the purchase of the certificates to provide annuity benefits under the plans. Individuals intending to use the certificates in connection with such plans should seek qualified advice in connection with such use.


Corporate Pension and Profit-Sharing Plans


Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the certificates to provide annuity benefits under the plans. Corporate employers intending to use the certificates in connection with such plans should seek qualified advice in connection with such use.


Traditional Individual Retirement Annuities (Traditional IRAs)

If you are under age 70 1/2 and have earned income, you are eligible to contribute to a traditional Individual Retirement Annuity or traditional IRA. If you are eligible for a distribution from certain other Qualified Plans, you can rollover on a tax deferred basis your Qualified Plan distribution into a traditional IRA.

Unless you made nondeductible contributions to a traditional IRA, you will generally be taxed on any distributions from a traditional IRA. If you are under age 59-1/2 when you take the distribution, you may be subject to a 10% federal premature distribution penalty on the taxable amount. If you elect a Joint or Single Life Income or elect to have a Guaranteed Payment Period over 10 years, you are generally exempt from this penalty tax. You are required to begin distributions from traditional IRAs by April 1st of the year following the year in which you attain age 70 1/2.


Because of the limitations on contributions under the certificate, you can only purchase this certificate as a traditional IRA certificate if you are at least partially funding the certificate with proceeds from an existing Qualified Plan. In addition, you should only purchase this certificate as a traditional IRA if you do not intend on making additional contributions and wish to begin the immediate periodic distribution of your IRA.


Simplified Employee Pension Plans (SEP-IRAs)


Section 408(k) of the Code permits employers to make deductible contributions directly into IRAs established for their employees. Distribution limits and restrictions similar to those of traditional IRAs apply to these certificates. Employers who use the certificates in connection with a SEP-IRA plan should seek qualified tax advice. In addition, you should only purchase this certificate as a SEP-IRA if you do not intend on making additional contributions to the certificate and you wish to begin the immediate periodic distribution of your SEP-IRA.


Roth Individual Retirement Annuity (Roth IRA)


If your adjusted gross income is under $160,000, you may be eligible to contribute to a Roth IRA. If you own a traditional IRA and your adjusted gross income is under $100,000, you may convert some or all of the traditional IRA into a Roth IRA. Generally, unless the traditional IRA contained non-deductible contributions, you will be taxed on the entire conversion amount.

If you take a distribution after five years of establishing a Roth IRA and you have incurred one of the following triggering events, the distribution will be tax-free. The triggering events are: attaining age 59 1/2, death, disability or qualifying as a first time home buyer ($10,000 lifetime limit). If you take a distribution from a Roth IRA before five years have elapsed and you have incurred a triggering event, the distribution will be tax free to the extent you have cost basis. If you take a distribution in an amount over your cost basis, the amount over and above your cost basis will be taxable. If you take a taxable distribution before you attain age 59 1/2, you may also be subject to a 10% premature distribution penalty tax on the taxable amount. The 10% premature distribution penalty does not apply upon a conversion to a Roth IRA, but may apply if you take a distribution from a conversion IRA within five years of the conversion.



Because of the limitations on contributions under the certificate, a Roth IRA certificate can only be purchased with traditional or Roth IRA proceeds which have been converted, rolled or transferred to the new IRA certificate. In addition, you should only purchase the certificate if you do not intend on making additional contributions to the certificate, you wish to begin the immediate periodic distribution of your IRA proceeds, and have incurred both the five year holding period and a triggering event.


Rollover into an IRA

You may rollover assets from a Qualified Plan into a traditional IRA in two ways. First, you may directly rollover an eligible rollover distribution to a traditional IRA. The Qualified Plan administrator sends the funds directly to the traditional IRA as a direct rollover. Second, the employee may receive the distribution from the Qualified Plan and rollover the same amount the employee received within 60 days. However, any amount that was not distributed as a direct rollover will be subject to mandatory 20% federal income tax withholding.

Deferred Compensation Plans


Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages. Such retirement plans may permit the purchase of the certificates to provide annuity benefits under the plans. Employers intending to use the certificates in connection with such plans should seek qualified advice in connection with such use.


Other Tax Considerations


Because of the complexity of the law and its application to a specific individual, tax advice may be needed by a person contemplating purchase of a certificate or the exercise of elections under a certificate. The above comments concerning federal income tax consequences are not exhaustive and special rules are provided with respect to situations not discussed in this Prospectus. The above discussion is based upon our understanding of current federal income tax law. Statutory changes in the Code with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. We have not taken into account estate and gift, state income or other state tax considerations which may be involved in the purchase of a certificate or the exercise of elections under the certificate. For complete information on such federal and state tax considerations, you should consult a qualified tax adviser.


                                OTHER INFORMATION

Rights Reserved by AAL


Subject to applicable law, we reserve the right to make certain changes if we determine they would serve your interests or if it would be appropriate in carrying out the purposes of the certificate. When it is required, we will obtain your approval or regulatory approval. Some examples of such changes we may make include:


     o To operate the Variable Account in any form allowed under the 1940 Act or in any other form allowed by law;

     o    To create new separate accounts;

     o    To add, delete, combine or modify Subaccounts in the Variable Account;


     o To restrict or eliminate any voting rights of certificate Owners or other persons who have voting rights as to the Variable Account;

     o To add, delete or substitute, for the Portfolio shares held in any Subaccount, the shares of another Portfolio of the Fund or the shares of another fund or any other investment allowed by law;

     o    To  make  any  amendments  to  the  certificates   necessary  for  the
          certificates to comply with the provisions of the Code or any other applicable federal or state law; and

     o To substitute the shares of any registered investment company for shares of any other registered investment company already purchased or to be purchased in the future by the Variable Account provided that the substitution has been approved by the Securities and Exchange Commission.


Maintenance of Solvency


The certificate contains a maintenance of solvency provision that applies only to values in the Fixed Account. If our reserves for any class of certificates become impaired, you may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment based on each member's fair share of the deficiency. If you do not make the payment, we will charge it as an indebtedness against your certificate with interest at a rate of 5% per year, compounded annually. You may choose an equivalent reduction in benefits instead of or in combination with the payment or indebtedness.


Distribution Arrangements


AALCMC serves as the principal underwriter of the certificates. AALCMC is a wholly owned, indirect subsidiary of AAL. Principal offices of AALCMC are located at 222 West College Avenue, Appleton, Wisconsin, 54919. AALCMC is a member of the National Association of Securities Dealers, Inc. (NASD) and a broker-dealer registered with the SEC under the Securities Exchange Act of 1934.

The certificates are sold by duly licensed registered representatives of AALCMC who are also employees of AAL and licensed by state insurance departments to sell variable insurance products (AAL Representatives). The certificates may also be sold by representatives of other broker-dealer firms with which AALCMC has executed a selling agreement. In addition, AAL may retain other firms to serve as principal underwriters of the certificates. AAL offers the certificates in all states where AAL is authorized to sell the certificates.

AALCMC will pay the AAL Representatives commissions and other distribution compensation on the sale of certificates. This will not result in any charge to you in addition to the charges already described in this Prospectus. AALCMC pays AAL Representatives a commission of not more than 4% of the Premiums paid on the certificates. In addition to direct compensation, AAL Representatives may be eligible to receive certain employee benefits from AAL based on the amount of earned commissions.


Year 2000 Disclosure

Year 2000 is approaching and we are addressing potential problems that could affect our systems and the systems of AAL's other service providers, such as custodians, telephone companies, etc. If systems are not year-2000 compliant, systems cannot distinguish the year 2000 from the year 1900 because of the way the software encodes and calculates dates. In 1995, we formed a project team to review our systems as well as those of AAL's other service providers to address the year 2000 problem. We believe that we have devoted and will continue to devote the appropriate amount of resources necessary to prepare our systems so that services provided to AAL will continue without material disruption across the pending change in the millennium. Despite our best efforts, we cannot assure that this will be sufficient to avoid any adverse impact on AAL.

Legal Matters

We know of no material legal proceedings pending to which we are or the Variable Account is a party or which would materially affect the Variable Account.


Financial Statements

Audited financial statements of AAL as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 are included in the Statement of Additional Information.


The Variable Account has not yet commenced operations so no financial statements for the Variable Account are available.




                        ILLUSTRATIONS OF ANNUITY PAYMENTS
                      ASSUMING HYPOTHETICAL RATES OF RETURN

                   Illustrations of Variable Annuity Payments
                      Assuming Hypothetical Rates of Return

The following illustrations have been prepared to show how investment performance could affect Variable Annuity payments over time. The illustrations show the Variable Annuity Payments of a non-qualified annuity certificate under three rate of return scenarios. Of course, the illustrations merely represent what Variable Annuity Payments might be paid under a hypothetical non-qualified certificate.

Each amount illustrates the annual payments you would receive under a hypothetical non-qualified certificate (described in more detail below) assuming a different hypothetical rate of return for a single Subaccount supporting the certificate for each certificate year. Each such annual amount represents an annual Variable Annuity Payment made for that certificate year under the hypothetical certificate. Each illustration assumes that the initial Variable Annuity Payment under the hypothetical certificate is $1,000 (discussed in more detail below).

The Variable Annuity Payments reflect three different assumptions for a constant investment return before fees and expenses: 0%, 8% and 10%. Net of all expenses, the returns will vary by Subaccount chosen. Each annual Variable Annuity Payment reflects the assumed investment return net of all expenses of the illustrated Subaccount (and the underlying portfolio) over the periods shown in each illustration. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of the illustrated Subaccount's average daily net assets. The expenses for the underlying Portfolios vary between annual rates of .33% and
 .80% of the average daily net assets. Because of the variances between the portfolio's expenses, the subaccounts have different expenses. Therefore, we have illustrated payments on the subaccount level. These illustrations reflect the differences in expenses between the subaccounts.


The annual variable annuity payments shown in the illustrations are based on hypothetical certificates and hypothetical investment results and are not projections or indications of future results. AAL does not guarantee or ever suggest that any Subaccount or certificate issued by it would generate these or similar annual Variable Annuity Payments for any period of time. The illustrations are for illustrative purposes only and do not represent Variable Annuity Payments or future investment returns. Variable Annuity Payments under an actual certificate may be more or less than those forming the basis for the Variable Annuity Payments shown in these illustrations if the actual returns of the Subaccounts you select are different from the hypothetical returns. Because it is very likely that a Subaccount's investment return will fluctuate over time, you can expect Variable Annuity Payments under your certificate to fluctuate. Moreover, under an actual certificate, the total amount of Variable Annuity Payments ultimately received by you or your beneficiary depends upon which Annuity Payment Option you select and, for life contingent annuity payment options, how long the Annuitant lives. See "Selecting An Annuity Payment Option," page ---.

In order to illustrate a hypothetical certificate, we had to make several assumptions about the certificate. We assumed that: (1) the hypothetical certificate is a non-qualified annuity certificate, (2) the entire Premium of the hypothetical certificate is allocated to the Subaccount shown and that the Subaccount shown had a constant investment return before fees and expenses of 0%, 8%, or 10%, (3) the Owner selected an Assumed Investment Return of 5%, (4) the Owner elected to receive annual Variable Annuity Payments, and (5) the Premium applied to the purchase of Annuity Units on the Issue Date under the Annuity Payment Option selected results in an initial Variable Annuity Payment of $1,000.

Among the most important factors that determine that amount of Variable Annuity Payments is the Assumed Investment Return you select. The hypothetical certificate has an Assumed Investment Return of 5%. Subject to state approval, you may select a 3%, 4% or 5% Assumed Investment Return under an actual certificate. Generally, Variable Annuity Payments will increase in size from one Annuity Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return. (The Assumed Investment Return is an important component of the Payment Factor.) For a discussion of Assumed Investment Returns, see " Variable Annuity Payments," page --.


The hypothetical certificate has an initial Variable Annuity Payment of $1,000. The dollar amount of the first Variable Annuity Payment under an actual certificate generally depends upon the Annuity Payment Option you select, the amount of Premium applied to the variable Subaccount, the Assumed Investment Return you select, and the age and sex of the Annuitant. For each of the illustrations, the entire Premium under the hypothetical certificate is allocated to a Subaccount having a constant investment return before fees and expenses of 0%, 8%, or 10%. However, for a real certificate, the Premium is often allocated among several Subaccounts. The dollar value of each Variable Annuity Payment is the sum of the Variable Annuity Payments attributable to each Subaccount. For a detailed discussion of how the first Variable Annuity Payment is determined, see "Variable Annuity Payments," page --.


                           HYPOTHETICAL ILLUSTRATIONS

                 Money Market, Bond, Small Company Subaccounts

Hypothetical 0% Gross         Hypothetical 8% Gross         Hypothetical 10% Gross
Rate (-1.60% Net Rate)        Rate (6.40% Net Rate)         Rate (8.40% Net Rate)
Annual Payment for            Annual Payment for            Annual Payment for
Each Year Shown               Each Year Shown               Each Year Shown
$1000 Initial Payment         $1000 Initial Payment         $1000 Initial Payment
5% AIR                        5% AIR                        5% AIR
-----------------------------------------------------------------------------------------
Contract       Annual         Contract       Annual         Contract       Annual
  Year         Payment        Year           Payment        Year           Payment

1              1,000          1              1,000          1              1,000
2              937            2              1,013          2              1,032
3              878            3              1,027          3              1,066
4              823            4              1,041          4              1,100
5              771            5              1,054          5              1,136
6              723            6              1,068          6              1,173
7              677            7              1,083          7              1,211
8              635            8              1,097          8              1,250
9              595            9              1,112          9              1,290
10             558            10             1,127          10             1,332
11             522            11             1,142          11             1,375
12             490            12             1,157          12             1,420
13             459            13             1,172          13             1,466
14             430            14             1,188          14             1,513
15             403            15             1,204          15             1,562
16             378            16             1,220          16             1,613
17             354            17             1,236          17             1,665
18             332            18             1,253          18             1,719
19             311            19             1,269          19             1,775
20             291            20             1,286          20             1,832







                     Balanced and Large Company Subaccounts

Hypothetical 0% Gross         Hypothetical 8% Gross         Hypothetical 10% Gross
Rate (-1.58% Net Rate)        Rate (6.42% Net Rate)         Rate (8.42% Net Rate)
Annual Payment for            Annual Payment for            Annual Payment for
Each Year Shown               Each Year Shown               Each Year Shown
$1000 Initial Payment         $1000 Initial Payment         $1000 Initial Payment
5% AIR                        5% AIR                        5% AIR
----------------------------------------------------------------------------------------------


Contract       Annual         Contract       Annual         Contract       Annual
  Year         Payment        Year           Payment        Year           Payment

1              1,000          1              1,000          1              1,000
2              937            2              1,014          2              1,033
3              879            3              1,027          3              1,066
4              824            4              1,041          4              1,101
5              772            5              1,055          5              1,137
6              724            6              1,069          6              1,174
7              678            7              1,084          7              1,212
8              636            8              1,099          8              1,252
9              596            9              1,112          9              1,292
10             559            10             1,129          10             1,334
11             524            11             1,144          11             1,378
12             491            12             1,159          12             1,423
13             460            13             1,175          13             1,469
14             431            14             1,191          14             1,517
15             404            15             1,207          15             1,566
16             379            16             1,223          16             1,617
17             355            17             1,240          17             1,670
18             333            18             1,257          18             1,724
19             312            19             1,274          19             1,781
20             292            20             1,291          20             1,839








                           High Yield Bond Subaccount

Hypothetical 0% Gross         Hypothetical 8% Gross         Hypothetical 10% Gross
Rate (-1.65% Net Rate)        Rate (6.35% Net Rate)         Rate (8.35% Net Rate)
Annual Payment for            Annual Payment for            Annual Payment for
Each Year Shown               Each Year Shown               Each Year Shown
$1000 Initial Payment         $1000 Initial Payment         $1000 Initial Payment
5% AIR                        5% AIR                        5% AIR
----------------------------------------------------------------------------------------------


Contract       Annual         Contract       Annual         Contract       Annual
Year           Payment        Year           Payment        Year           Payment

1              1,000          1              1,000          1              1,000
2              937            2              1,013          2              1,032
3              877            3              1,026          3              1,066
4              822            4              1,039          4              1,099
5              770            5              1,052          5              1,134
6              721            6              1,066          6              1,170
7              675            7              1,080          7              1,207
8              633            8              1,094          8              1,246
9              592            9              1,108          9              1,286
10             555            10             1,122          10             1,327
11             520            11             1,138          11             1,369
12             487            12             1,151          12             1,413
13             456            13             1,166          13             1,458
14             427            14             1,181          14             1,504
15             400            15             1,196          15             1,552
16             375            16             1,211          16             1,602
17             351            17             1,227          17             1,653
18             329            18             1,243          18             1,706
19             308            19             1,259          19             1,760
20             288            20             1,275          20             1,816








                         International Stock Subaccount

Hypothetical 0% Gross         Hypothetical 8% Gross         Hypothetical 10% Gross
Rate (-2.05% Net Rate)        Rate (5.95% Net Rate)         Rate (7.95% Net Rate)
Annual Payment for            Annual Payment for            Annual Payment for
Each Year Shown               Each Year Shown               Each Year Shown
$1000 Initial Payment         $1000 Initial Payment         $1000 Initial Payment
5% AIR                        5% AIR                        5% AIR
----------------------------------------------------------------------------------------------


Contract       Annual         Contract       Annual         Contract       Annual
  Year         Payment        Year           Payment        Year           Payment

1              1,000          1              1,000          1              1,000
2              933            2              1,009          2              1,028
3              870            3              1,018          3              1,057
4              812            4              1,027          4              1,087
5              757            5              1,037          5              1,117
6              706            6              1,046          6              1,149
7              659            7              1,056          7              1,131
8              615            8              1,065          8              1,214
8              573            9              1,075          9              1,248
10             535            10             1,084          10             1,283
11             499            11             1,094          11             1,319
12             466            12             1,104          12             1,356
13             434            13             1,114          13             1,394
14             405            14             1,124          14             1,434
15             378            15             1,134          15             1,474
16             353            16             1,145          16             1,515
17             329            17             1,155          17             1,558
18             307            18             1,165          18             1,602
19             286            19             1,176          19             1,647
20             267            20             1,187          20             1,693


               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


General Information.........................................................SAI-

Regulation and Reserves.....................................................SAI-

Principal Underwriter.......................................................SAI-


Gender Neutral Benefits.....................................................SAI-

Performance Information.....................................................SAI-

         Money Market Subaccount............................................SAI-
         Other Subaccounts..................................................SAI-
         Performance Comparisons............................................SAI-


Standards & Poor's Disclaimer...............................................SAI-


Financial Statements........................................................SAI-

--------------------------------------------------------------------------------


Order Form


Please send me a copy of the most recent Statement of Additional Information for the Individual Single Premium Immediate Variable Annuity Certificate.


-------------------------------             --------------------------------
(Date)                                      (Name)

----------------------------------------------------------------------------
(Street Address)

--------------------------------     -----------     ---------------------
(City)                               (State)         (Zip Code)



Send to:

AAL Variable Products Service Center
4321 N. Ballard Road
Appleton, WI   54919-0001

                            SINGLE PREMIUM IMMEDIATE
                          VARIABLE ANNUITY CERTIFICATE
                                   Offered By:

                          AID ASSOCIATION FOR LUTHERANS
                            4321 North Ballard Road
                            Appleton, Wisconsin 54919

                             STATEMENT OF ADDITIONAL
                                   INFORMATION
                               Dated _______, 1999


This Statement of Additional Information ("SAI") is not a prospectus, but should be read in conjunction with the Prospectus dated July 1, 1999, for AAL Variable Annuity Account II (the "Variable Account") describing the individual single premium immediate variable annuity certificates ("certificates") that Aid Association for Lutherans ("AAL") offers to persons eligible for membership in AAL. Capitalized terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus. A copy of the prospectus may be obtained at no charge by writing AAL (attention: Variable Products Service Center) at the above address.



TABLE OF CONTENTS

Caption                                                                     Page


GENERAL INFORMATION.........................................................SAI-

REGULATION AND RESERVES.....................................................SAI-

PRINCIPAL UNDERWRITER.......................................................SAI-


GENDER NEUTRAL BENEFITS.....................................................SAI-

PERFORMANCE INFORMATION.....................................................SAI-

Money Market Subaccount.....................................................SAI-

Other Subaccounts...........................................................SAI-

Performance Comparisons.....................................................SAI-


STANDARD & POOR'S DISCLAIMER................................................SAI-


FINANCIAL STATEMENTS........................................................SAI-

GENERAL INFORMATION

AAL is a fraternal benefit society organized under Internal Revenue Code section 501(c)(8) and established on November 24, 1902, under the laws of the State of Wisconsin. Membership is open to Lutherans and their families. AAL offers life insurance, disability income insurance and annuities to its members. All members are part of one of almost 9,800 local AAL branches throughout the United States. AAL is currently licensed to transact life insurance business in all 50 states and the District of Columbia.

REGULATION AND RESERVES


AAL is subject to regulation by the Office of the Commissioner of Insurance of the State of Wisconsin and by insurance departments of other states and jurisdictions in which it is licensed to do business. This regulation covers a variety of areas, including benefit reserve requirements, adequacy of insurance company capital and surplus, various operational standards and accounting and financial reporting procedures. AAL's operations and accounts are subject to periodic examination by insurance regulatory authorities. The forms of certificates described in the Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which certificates are sold.


Although the federal government generally has not directly regulated the business of insurance, federal initiatives often have an impact on the insurance business in a variety of ways. Federal measures that may adversely affect the insurance business include employee benefit regulation, tax law changes affecting the taxation of insurance companies or of insurance products, changes in the relative desirability of various personal investment vehicles and removal of impediments on the entry of banking institutions into the insurance business. Also, both the executive and legislative branches of the federal government periodically have under consideration various insurance regulatory matters, which could ultimately result in direct federal regulation of some aspects of the insurance business. It is not possible to predict whether this will occur or, if so, what the effect on AAL would be.


Pursuant to state insurance laws and regulations, AAL is obligated to carry on its books, as liabilities, reserves to meet its obligations under outstanding insurance contracts. These reserves are based on assumptions about, among other things, future claims experience and investment returns. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including the certificates, if AAL were to incur claims or expenses at rates significantly higher than expected or significant unexpected losses on its investments.


PRINCIPAL UNDERWRITER


AAL Capital Management Corporation ("AALCMC"), a wholly-owned, indirect subsidiary of AAL, serves as the principal underwriter of the certificates pursuant to a Principal Underwriting and Servicing Agreement to which AALCMC and AAL, on behalf of itself and the Variable Account, are parties. The certificates are sold through AAL Representatives who are licensed by state insurance officials to sell the certificates and who are duly licensed registered representatives of AALCMC. The certificates may also be sold by representatives of other broker-dealer firms with which AALCMC has executed a selling agreement. In addition, AAL may retain other firms to serve as principal underwriters of the certificates. The certificates are continuously offered in all states where AAL is authorized to sell the certificates. AAL paid underwriting commissions of $5,059,274.35 to AALCMC for the year ended December 31, 1996, $7,756,917.58 for the year ended December 31, 1997, and $8,411,562.45 for the year ended December 31, 1998 for other products. Of these amounts, AALCMC retained $0.


GENDER NEUTRAL BENEFITS

We distinguish between men and women because of their different life expectancies. However, we do not make any such distinctions for certificates that we issue in the state of Montana. This is because Montana enacted legislation that requires that annuity benefits (i.e., the Annuity Payments) not vary based on a person's sex. In Arizona Governing Committee v. Norris, the U.S Supreme Court let stand a U.S. Court of Appeals decision which held that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of this decision, the Fixed Account Annuity Payment rates applicable to certificates purchased under an employment-related insurance or benefit program may not, in some cases, vary on the basis of sex. We will apply unisex rates to Qualified Plans and those plans where an employer believes that the Norris decision applies. Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris and Title VII generally and any comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a certificate may be purchased.

PERFORMANCE INFORMATION

The Variable Account may, from time to time, advertise information relating to the performance of its Subaccounts. The performance information that may be presented is not a prediction or guarantee of future investment performance and does not represent the actual experience of amounts invested by a particular Owner.

Money Market Subaccount - Yield and Effective Yield


Advertisements for the certificates may include yield and effective yield quotations for the Money Market Subaccount, which are computed in accordance with standard methods prescribed by the SEC. Under these methods, the Money Market Subaccount's yield is calculated based on a hypothetical pre-existing account at the beginning of a specified seven-day period. Yield is computed by dividing the net change, exclusive of capital changes, in the account during the seven-day period, subtracting a hypothetical charge reflecting deductions from Owner accounts, dividing the difference by the account at the beginning of the period to obtain the base period return and multiplying the base period return by the fraction 365/7. The Money Market Subaccount's effective yield is calculated by compounding the base period return (computed as described above) for such period by adding 1 and raising the sum to a power equal to 365/7 and subtracting 1 from the result. Yield and effective yield do not reflect the deduction of withdrawal or surrender charges. The certificates currently are not subject to charges for state premium taxes.


Other Subaccounts


30-Day Yield: Advertisements for the certificates may include 30-day (or one-month) yield quotations for each Subaccount other than the Money Market Subaccount, which are computed in accordance with a standard method prescribed by the SEC. These 30-day yield quotations are computed by dividing the net investment income per a hypothetical account earned during the period (the net investment income earned by the Fund Portfolio attributable to shares owned by the Subaccount less expenses incurred during the period) by the offering price per Annuity Unit on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:


                      Yield = 2[(((a-b)/cd)+1)^6-1]

Where:

     a = Net dividends and interest earned during the period by the Portfolio attributable to the Subaccount

     b =  Expenses  accrued  for  the  period  (net of  reimbursements)

     c = The average daily number of Annuity Units outstanding during the period

     d =  The Annuity Unit Value per Unit on the last day of the period


Standardized and Non-Standardized Average Annual Total Return: Advertisements for the certificates may also include standardized and non-standardized average annual total return quotations for each Subaccount for 1, 5 and 10-year periods (or the life of the Subaccount, if less). Standardized average annual total return quotations are computed in accordance with a standard method prescribed by the SEC. The average annual total return for a Subaccount for a specific period is computed by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                    P(1 + T)^n = ERV
         Where:

         P   = A hypothetical initial payment of $1,000
         T   = Average annual total return
         n   = Number of years
         ERV = Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5- or 10-year periods (or fractional portion thereof)

Non-standardized average annual total returns are calculated in the same manner and for the same time periods as the standardized average annual total returns described immediately above, except that the value of the non-standardized total returns do not reflect the effect of the withdrawal or surrender.

Cumulative Total Return: Advertisements for the certificates may also include cumulative total return quotations for each Subaccount, for which the SEC has not prescribed a standard method of calculation. Cumulative total return is the non-annualized cumulative rate of return on a hypothetical initial investment of $1,000 in a Subaccount for a specified period ("Hypothetical Initial
Investment"). Cumulative total return is calculated by finding the cumulative rates of return of the Hypothetical Initial Investment over various periods, according to the following formula and then expressing that as a percentage:

                                    C = (ERV/P) - 1
         Where:

         P   = A hypothetical initial payment of $1,000
         C   = Cumulative total return
         ERV = Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the applicable period


Performance quotations for each Subaccount reflect the deduction of all recurring fees and charges applicable to each Subaccount, such as the mortality and expense risk charge, and Fund operating expenses (net of reimbursements), except that yield quotations and non-standardized average annual total return calculations do not reflect any deduction for withdrawal or surrender charges. The certificates are not currently subject to a charge for state premium taxes.



Performance Comparisons

The performance of each of the Subaccounts may be compared in advertisements and sales literature to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds or series of mutual funds, with investment objectives similar to each of the Portfolios in which the Subaccounts invest. Such comparisons may be made by use of independent services that monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis, ranking such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but excluding sales charges, redemption fees or certain expense deductions at the separate account level. Some rankings are based on total returns adjusted for withdrawal or surrender charges or may consider the effects of market risk on total return performance.

Companies providing rankings that may be used in advertisements and sales literature include Lipper Analytical Services, Inc., Morningstar, Inc. and the Variable Annuity Research and Data Service.

In addition, each Subaccount's performance may be compared in advertisements and sales literature to various benchmarks including the Standard & Poor's 500 Composite Stock Price Index, Morgan Stanley Capital International Europe, Australasia and Far East (MSCI EAFE) Index, S&P SmallCap 600 Index, Merrill Lynch High Yield Master Index, the Wilshire Small Cap Index and the Lehman Brothers Aggregate Bond Index.


The Portfolios may also, from time to time, illustrate the concepts of asset allocation by use of hypothetical case studies representing various life cycles and/or risk levels of a certificate Owner.



STANDARD AND POOR'S DISCLAIMER

The certificates are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the certificates or any member of the public regarding the advisability of investing in securities generally or in the certificates particularly or the ability of the S&P 500 and S&P 600 SmallCap Indexes to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 and S&P 600 SmallCap Indexes which is determined composed and calculated by the S&P without regard to the Licensee or the certificates. S&P is not responsible for, and has not participated in, the determination of the prices and amount of the certificate or the timing of the issuance or sale of the certificates or in the determination or calculation of the equation by which the certificate is to be converted into cash. S&P has no obligation or liability in connection with administration, marketing or trading of the certificates.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 AND S&P 600 SMALLCAP INDEXES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE CERTIFICATES, OR ANY OTHER PERSON/ENTITY FROM THE USE OF THE S&P 500 AND S&P 600 SMALLCAP INDEXES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 AND S&P 600 SMALLCAP INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBLITY OF SUCH DAMAGES.


FINANCIAL STATEMENTS

The financial statements of AAL should be considered only as bearing upon the ability of AAL to meet its obligations under the Certificates. The financial statements of AAL should not be considered as bearing on the investment experience of the assets held in the Variable Account.

The most current financial statements of AAL are those as of the end of the most recent fiscal year ended December 31, 1998. AAL does not prepare financial statements more often than annually and believes that any incremental benefit to prospective Certificate Owners that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred.


The consolidated financial statements of AAL as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 are included herein and have been audited by Ernst & Young LLP, Independent Auditors, as set forth in their report thereon appearing and incorporated by reference, elsewhere herein. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

The Variable Account has not yet commenced operations and therefore there are no financial statements for the Variable Account.
The financial statements for AAL are as follows:



                          Aid Association for Lutherans

                        Consolidated Financial Statements

                                December 31, 1998




                                    Contents

Report of Independent Auditors.................................................1

Consolidated Balance Sheets....................................................2

Consolidated Statements of Income..............................................3

Consolidated Statements of Changes in Certificateholders' Surplus..............4

Consolidated Statements of Cash Flows..........................................5

Notes to Consolidated Financial Statements.....................................6








                         Report of Independent Auditors


The Board of Directors
Aid Association for Lutherans


We have audited the accompanying consolidated balance sheets of Aid Association for Lutherans (AAL) as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in certificateholders' surplus and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of AAL's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AAL at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.





January 27, 1999





                          Aid Association for Lutherans

                           Consolidated Balance Sheets


                                                                                              December 31
                                                                                       1998                 1997
                                                                                -------------------  -------------------
                                                                                            (In Thousands)

Assets
  Investments:
      Securities available for sale, at fair value
          Fixed maturities                                                              $9,067,041           $7,717,917
          Equity securities                                                                823,519              681,216
      Fixed maturities held to maturity, at amortized cost                               3,905,705            4,365,805
      Mortgage loans                                                                     3,149,509            3,218,193
      Real estate                                                                           74,529              113,793
      Certificate loans                                                                    499,509              501,327
      Other invested assets                                                                 10,425                9,441
                                                                                -------------------  -------------------
      Total investments                                                                 17,530,237           16,607,692

  Cash and cash equivalents                                                                231,761              291,302
  Premiums and fees receivable                                                              18,904               13,999
  Accrued investment income                                                                198,226              190,776
  Deferred acquisition costs                                                               666,837              659,815
  Property and equipment                                                                    95,057               95,453
  Assets held in separate accounts                                                       1,406,402              824,995
  Other assets                                                                               6,434                7,473
                                                                                -------------------  -------------------

Total Assets                                                                           $20,153,858          $18,691,505
                                                                                ===================  ===================

Liabilities  and   Certificateholders'   Surplus  Certificate   liabilities  and
  accruals:
      Future certificate benefits                                                       $2,800,287           $2,640,172
      Unpaid claims and claim expenses                                                      97,942               97,670
                                                                                -------------------  -------------------
      Total certificate liabilities and accruals                                         2,898,229            2,737,842

  Certificateholder funds                                                               13,111,702           12,783,985
  Liabilities related to separate accounts                                               1,406,402              824,995
  Other liabilities                                                                        189,086              126,616
                                                                                -------------------  -------------------
Total Liabilities                                                                       17,605,419           16,473,438

Certificateholders' Surplus
  Accumulated surplus                                                                    2,137,075            1,890,394
  Accumulated other comprehensive income                                                   411,364              327,673
                                                                                -------------------  -------------------
Total Certificateholders' Surplus                                                        2,548,439            2,218,067
                                                                                -------------------  -------------------

Total Liabilities and Certificateholders' Surplus                                      $20,153,858          $18,691,505
                                                                                ===================  ===================

See accompanying notes.




                          Aid Association for Lutherans

                        Consolidated Statements of Income


                                                                      Years Ended December 31
                                                            1998               1997                1996
                                                      -----------------  ------------------  ------------------
                                                                           (In Thousands)

Revenue
      Insurance premiums                                     $ 406,153           $ 390,881           $ 364,078
      Insurance charges                                        309,326             297,171             278,774
      Net investment income                                  1,231,684           1,210,481           1,171,590
      Net realized investment gains                            117,615             107,445              62,959
      Other revenue                                             82,798              68,401              63,141
                                                      -----------------  ------------------  ------------------
Total revenue                                                2,147,576           2,074,379           1,940,542

Benefits and expenses
      Certificate claims and other benefits                    369,443             356,943             345,786
      Increase in certificate reserves                         172,673             150,754             134,900
      Interest credited                                        800,093             775,196             748,350
      Surplus refunds                                          112,264             109,491             105,997
                                                      -----------------  ------------------  ------------------
      Total benefits                                         1,454,473           1,392,384           1,335,033

      Underwriting, acquisition and insurance
        expenses                                               331,352             329,448             303,162
      Fraternal benefits and expenses                          115,070             104,279             104,306
                                                      -----------------  ------------------  ------------------
      Total expenses                                           446,422             433,727             407,468
                                                      -----------------  ------------------  ------------------

Total benefits and expenses                                  1,900,895           1,826,111           1,742,501
                                                      -----------------  ------------------  ------------------

Net income                                                   $ 246,681           $ 248,268           $ 198,041
                                                      =================  ==================  ==================

See accompanying notes.



                          Aid Association for Lutherans

        Consolidated Statements of Changes in Certificateholders' Surplus


                                                                                  Accumulated
                                                                                     other                     Total
                                                           Accumulated           comprehensive          certificateholders'
                                                             surplus                 income                   surplus
                                                        -------------------  ----------------------- --------------------------

                                                                                    (In Thousands)

Balance at January 1, 1996                                     $ 1,444,085              $   238,680              $   1,682,765
Comprehensive income
  Net income                                                       198,041                        -                    198,041
  Net increase in unrealized
    appreciation of securities
    available for sale  *                                                -                 (89,977)                   (89,977)
                                                        -------------------  ----------------------- --------------------------
Total comprehensive income                                         198,041                 (89,977)                    108,064

Balance at December 31, 1996                                     1,642,126                  148,703                  1,790,829
Comprehensive income
  Net income                                                       248,268                        -                    248,268
  Net increase in unrealized
    appreciation of securities
    available for sale  *                                                -                  178,970                    178,970
                                                        -------------------  ----------------------- --------------------------
Total comprehensive income                                         248,268                  178,970                    427,238

Balance at December 31, 1997                                     1,890,394                  327,673                  2,218,067
Comprehensive income
  Net income                                                       246,681                        -                    246,681
  Net increase in unrealized
    appreciation of securities
    available for sale  *                                                -                   83,691                     83,691
                                                        -------------------  ----------------------- --------------------------
Total comprehensive income                                         246,681                   83,691                    330,372

Balance at December 31, 1998                                   $ 2,137,075              $   411,364              $   2,548,439
                                                        ===================  ======================= ==========================


* Net increase in unrealized appreciation of securities available for sale is reported net of reclassification adjustment calculated as follows:

                                                               1998                   1997                     1996
                                                        -------------------  ----------------------- --------------------------
Unrealized appreciation of securities
  available for sale                                            $  211,369              $   247,980              $    (11,170)
    Less:  reclassification adjustment for
      realized gains included in net income                        127,678                   69,010                     78,807
                                                        -------------------  ----------------------- --------------------------
Net increase (decrease) in appreciation
  of securities available for sale                               $  83,691              $   178,970              $    (89,977)
                                                        ===================  ======================= ==========================


See accompanying notes.



                          Aid Association for Lutherans

                      Consolidated Statements of Cash Flows


                                                                                          Years Ended December 31
                                                                                  1998              1997              1996
                                                                            ----------------- ----------------- -----------------
                                                                                               (In Thousands)

Operating Activities:
   Net Income                                                                       $246,681          $248,268          $198,041
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Increase in certificate liabilities and accruals                                160,387           131,364           135,911
     Increase in certificateholder funds                                             435,667           424,048           449,570
     (Increase) decrease in deferred acquisition costs                               (8,323)            14,818          (17,547)
     Realized gains on investments                                                 (105,957)         (104,418)          (63,219)
     Provisions for amortization and depreciation                                     19,843            17,902            20,309
     Changes in other assets and liabilities                                          50,563             (682)             3,914
                                                                            ----------------- ----------------- -----------------
   Net cash provided by operating activities                                         798,861           731,300           726,979

Investing Activities:
   Securities available for sale:
     Purchases - fixed maturities                                                (6,269,175)       (2,708,407)       (2,311,534)
     Sales - fixed maturities                                                      4,119,193         1,599,720         1,606,098
     Maturities - fixed maturities                                                   847,842           513,605           476,592
     Purchases - equities                                                          (428,246)         (419,487)         (203,720)
     Sales - equities                                                                402,485           406,714           201,119
   Securities held to maturity:
     Purchases                                                                     (294,364)         (530,430)         (785,732)
     Maturities                                                                      752,177           576,810           435,374
   Mortgage loans funded                                                           (244,184)         (212,634)         (559,005)
   Mortgage loans repaid                                                             318,378           308,598           207,904
   Certificate loans, net                                                              1,818              (64)             (957)
   Other                                                                              43,623           (6,377)             1,351
                                                                            ----------------- ----------------- -----------------
   Net cash used in investing activities                                           (750,453)         (471,952)         (932,510)

Financing Activities:
   Universal life and investment contract receipts                                 1,029,287         1,051,931         1,086,856
   Universal life and investment contract withdrawals                            (1,137,236)       (1,126,545)         (940,777)
                                                                            ----------------- ----------------- -----------------
   Net cash (used in) provided by financing activities                             (107,949)          (74,614)           146,079
                                                                            ----------------- ----------------- -----------------

Net (decrease) increase in cash and cash equivalents                                (59,541)           184,734          (59,452)

Cash and cash equivalents, beginning of year                                         291,302           106,568           166,020
                                                                            ----------------- ----------------- -----------------

Cash and cash equivalents, end of year                                              $231,761          $291,302          $106,568
                                                                            ================= ================= =================

See accompanying notes.



                          Aid Association for Lutherans

                   Notes to Consolidated Financial Statements

                                December 31, 1998


Note 1.  Nature of Operations and Significant Accounting Policies

Nature of Operations
Aid Association for Lutherans (AAL) is the nation's largest fraternal benefit society in terms of assets and individual life insurance in force. It provides its 1.7 million members with life insurance and retirement products (both fixed and variable), as well as disability income and long-term care insurance, in most states. Mutual funds are offered to members by AAL Capital Management Corporation (CMC). AAL Trust Company, FSB (AALTC), which commenced operations in November of 1998, provides personal asset management, administrative and other trust services to members. CMC and AALTC are wholly-owned by AAL Holdings Inc., AAL's wholly-owned subsidiary. Credit union services are available to members from the AAL Member Credit Union, an affiliate of AAL. AAL members are served by nearly 1,700 district representatives across the country.

Basis of Presentation
The accompanying consolidated financial statements of AAL and its wholly-owned subsidiary have been prepared in accordance with generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation
The consolidated financial statements include the accounts of AAL, its wholly-owned subsidiary, AAL Holdings Inc., and its wholly-owned subsidiaries, including CMC, AALTC and North Meadows Investment Ltd. All significant intercompany transactions have been eliminated.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Investments
Investments in fixed maturities are classified as available for sale or held to maturity according to the holder's intent. Securities classified in the available for sale category are carried at fair value and consist of those securities which AAL intends to hold for an indefinite period of time but not necessarily to maturity. Securities in the held to maturity category are carried at amortized cost and consist of those which AAL has both the ability and the positive intent to hold to maturity.

Changes in fair values of available for sale securities, after adjustment of deferred acquisition costs (DAC), are reported as unrealized appreciation or depreciation directly in certificateholders' surplus as other comprehensive income and, accordingly, have no effect on net income. The DAC offsets to the unrealized appreciation or depreciation represent valuation adjustments of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized.

The cost of fixed maturity investments classified as available for sale and as held to maturity is adjusted for amortization of premiums and accretion of discounts calculated using the effective interest method. That amortization or accretion is included in net investment income.

Mortgage loans generally are stated at their outstanding unpaid principal balances. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the effective interest method.


                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 1.  Nature of Operations and Significant Accounting Policies (Continued)

Investments (Continued)
Investment real estate is valued at original cost plus capital expenditures less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the property. Real estate expected to be disposed of is carried at the lower of cost or fair value, less cost to sell.

Certificate loans are generally valued at the aggregate unpaid balances. Other investments, consisting of limited partnerships, are valued on the equity basis.

All investments are carried net of allowances for declines in value that are other than temporary; the changes in those reserves are reported as realized gains or losses on investments.

Realized gains and losses on the sale of investments and declines in value considered to be other than temporary are recognized in the Consolidated Statements of Income on the specific identification basis.

Securities loaned under AAL's securities lending agreement are stated in the Consolidated Balance Sheets at amortized cost or fair market value, consistent with AAL's classifications of such securities as held to maturity or available for sale. AAL measures the fair value of securities loaned against the collateral received on a daily basis. Additional collateral is obtained as necessary to ensure such transactions are adequately collateralized.

Cash and Cash Equivalents
Cash and cash equivalents are carried at cost and include all highly liquid investments purchased with an original maturity of three months or less.

Deferred Acquisition Costs
Costs which vary with and are primarily attributable to the production of new business have been deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions, selling, selection and certificate issue expenses. For interest sensitive life, participating life and investment products, these costs are amortized in proportion to estimated margins from interest, mortality and other factors under the contracts. Amortization of acquisition costs for other certificates is charged to expense in proportion to premium revenue recognized.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. The cost of property and equipment is being depreciated by the straight-line method over the estimated useful lives. Accumulated depreciation was $94,297,000 and $113,453,000 at December 31, 1998 and 1997, respectively.

Certificate Liabilities and Accruals
Reserves for future certificate benefits for participating life insurance are net level reserves computed using the same interest and mortality assumptions as used to compute cash values. Reserves for future certificate benefits for non-participating life insurance are also net level reserves, computed using assumptions as to mortality, interest and withdrawal, with a provision for adverse deviation. Interest assumptions generally range from 2.5% to 4.0% for participating life insurance and from 7.8% to 9.6% for non-participating life insurance.


                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 1.  Nature of Operations and Significant Accounting Policies (Continued)

Certificate Liabilities and Accruals (Continued)
Reserves for future certificate benefits for universal life insurance and deferred annuities consist of certificate account balances before applicable surrender charges. The average interest rate credited to account balances in 1998 was 7.4% for universal life, 6.0% for portfolio-average deferred annuities, and ranged from 4.4% to 7.2% for investment generation deferred annuities (IGA).

Reserves for health certificates are generally computed using current pricing assumptions. For Medicare supplement, disability income and long term care certificates, reserves are computed on a net level basis using realistic assumptions, with provision for adverse deviation.

Claim reserves are established for future payments not yet due on claims already incurred, relating primarily to health certificates. These reserves are based on past experience and applicable morbidity tables. Reserves are continuously reviewed and updated, with any resulting adjustments reflected in current operations.

Separate Accounts
Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for variable annuity and variable universal life contracts, and for which the certificateholder, rather than AAL, bears the investment risk. Fees charged on separate account certificateholder deposits are included in insurance charges. Separate account assets, which are stated at fair value based on quoted market prices, and separate account liabilities are shown separately in the Consolidated Balance Sheets. Operating results of the separate accounts are not included in the Consolidated Statements of Income.

Insurance Premiums and Charges
For life and some annuity contracts other than universal life or investment contracts, premiums are recognized as revenues over the premium paying period, with reserves for future benefits established on a prorated basis from such premiums.

Revenues for universal life and investment contracts consist of policy charges for the cost of insurance, policy administration and surrender charges assessed during the period. Expenses include interest credited to certificate account balances and benefits incurred in excess of certificate account balances. Certain profits on limited payment certificates are deferred and recognized over the certificate term.

For health certificates, gross premiums are prorated over the contract term of the certificates with the unearned premium included in the certificate reserves.

Surplus Refunds
Surplus refunds are recognized over the certificate year and are reflected in the Consolidated Statements of Income. The majority of life insurance certificates, except for universal life and term certificates, begin to receive surplus refunds at the end of the second certificate year. Surplus refunds are not currently being paid on interest-sensitive and health insurance certificates. Surplus refund scales are approved annually by AAL's Board of Directors.





                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 1.  Nature of Operations and Significant Accounting Policies (Continued)

Fraternal Benefits
Fraternal benefits and expenses include all fraternal activities as well as expenses incurred to provide or administer fraternal benefits, and expenses related to AAL's fraternal character. This would include items such as benevolences to help meet the needs of people, educational benefits to raise community and family awareness of an issue, as well as various programs and church grants. Expenses, such as those necessary to maintain the branch system, are also included.

Other Revenue
Other revenue consists primarily of concessions and investment advisory fees of CMC.

Income Taxes
AAL, a fraternal benefit society, qualifies as a tax-exempt organization under the Internal Revenue Code. Accordingly, income earned by AAL is generally exempt from taxation. AAL's wholly-owned subsidiary and its subsidiaries are subject to federal and state taxation; however, the resulting income taxes are not material to AAL's financial statements.

Recent Pronouncements
As of January 1, 1998, AAL adopted Financial Accounting Standards Board (FASB) Statement 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on AAL's net income or certificateholders' surplus. Statement 130 requires unrealized appreciation or depreciation on AAL's securities available for sale, which prior to adoption were reported separately in certificateholders' surplus, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

In June 1998, the FASB issued Statement 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. Because of AAL's minimal involvement with derivative instruments and hedging activities, management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of AAL.




                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 2.  Investments

AAL's investments in available for sale securities and held to maturity securities are summarized as follows:

                                                                             Gross            Gross          Estimated
                                                          Amortized        Unrealized       Unrealized          Fair
                                                            Cost             Gains            Losses           Value
                                                      ------------------ ---------------  --------------- -----------------
                                                                                 (In Thousands)
Available for sale securities at December 31, 1998:
    Fixed maturity securities:
        Loan-backed obligations of U.S.
          Government corporations
          and agencies                                       $1,741,661         $17,854        $ (2,203)        $1,757,312
        Obligations of other
          governments, states and
          political subdivisions                                 18,528             996                             19,524
                                                                                                       -
        Corporate bonds                                       5,862,020         147,705         (28,691)         5,981,034
        Mortgage & asset-backed securities                    1,292,057          18,926          (1,812)         1,309,171
                                                      ------------------ ---------------  --------------- -----------------
        Total fixed maturity securities                       8,914,266         185,481         (32,706)         9,067,041
    Equity securities                                           531,061         292,458                            823,519
                                                                                                       -
                                                      ------------------ ---------------  --------------- -----------------
Total                                                        $9,445,327        $477,939       $ (32,706)        $9,890,560
                                                      ================== ===============  =============== =================


Held to maturity securities at December 31, 1998:
    Fixed maturity securities:
        U.S. Treasury securities and
          non-loan-backed obligations
          of U.S. Government
          corporations and agencies                            $ 30,845         $ 1,387          $ (420)          $ 31,812
        Loan-backed obligations of U.S.
          Government corporations
          and agencies                                          320,156          32,406                            352,562
                                                                                                       -
        Obligations of other
          governments, states and
          political subdivisions                                 53,983             834            (623)            54,194
        Corporate bonds                                       2,929,495         124,565          (7,503)         3,046,557
        Mortgage & asset-backed securities                      571,226          14,637             (48)           585,815
                                                      ------------------ ---------------  --------------- -----------------
Total                                                        $3,905,705        $173,829        $ (8,594)        $4,070,940
                                                      ================== ===============  =============== =================







                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 2.  Investments (Continued)

                                                                             Gross            Gross          Estimated
                                                          Amortized        Unrealized       Unrealized          Fair
                                                            Cost             Gains            Losses           Value
                                                      ------------------ ---------------  --------------- -----------------
                                                                                 (In Thousands)
Available for sale securities at December 31, 1997:
    Fixed maturity securities:
        Loan-backed obligations of U.S.
          Government corporations
          and agencies                                        $ 331,935         $ 5,319          $ (297)         $ 336,957
        Obligations of other
          governments, states and
          political subdivisions                                129,229           3,894             (34)           133,089
        Corporate bonds                                       4,985,444         120,781         (10,917)         5,095,308
        Mortgage & asset-backed securities                    2,124,120          33,787          (5,344)         2,152,563
                                                      ------------------ ---------------  --------------- -----------------
        Total fixed maturity securities                       7,570,728         163,781         (16,592)         7,717,917
    Equity securities                                           468,164         213,052                            681,216
                                                                                                       -
                                                      ------------------ ---------------  --------------- -----------------
Total                                                        $8,038,892        $376,833       $ (16,592)        $8,399,133
                                                      ================== ===============  =============== =================


Held to maturity securities at December 31, 1997:
    Fixed maturity securities:
        U.S. Treasury securities and
          non-loan-backed obligations
          of U.S. Government
          corporations and agencies                            $ 38,598         $ 1,729          $ (470)          $ 39,857
        Loan-backed obligations of U.S.
          Government corporations
          and agencies                                          383,182          26,792            (360)           409,614
        Obligations of other
          governments, states and
          political subdivisions                                 59,550             926            (474)            60,002
        Corporate bonds                                       3,051,373         134,047          (5,725)         3,179,695
        Mortgage & asset-backed securities                      833,102          17,760          (1,386)           849,477
                                                      ------------------ ---------------  --------------- -----------------
Total                                                        $4,365,805        $181,254        $ (8,415)        $4,538,645
                                                      ================== ===============  =============== =================









                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 2.  Investments (Continued)

The amortized cost and estimated fair value of fixed maturity securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Available for Sale                      Held to Maturity
                                                   ------------------------------------   ------------------------------------
                                                      Amortized             Fair             Amortized            Fair
                                                         Cost              Value                Cost              Value
                                                   -----------------  -----------------   ----------------- ------------------
                                                                                 (In Thousands)

Due in one year or less                                   $ 256,545          $ 258,984           $ 206,753          $ 210,971
Due after one year through five years                     3,411,546          3,478,956           1,272,248          1,317,236
Due after five years through ten years                    1,976,689          2,014,414             998,402          1,033,607
Due after ten years                                         235,768            248,204             536,920            570,749
                                                   -----------------  -----------------   ----------------- ------------------
Total fixed maturity securities
excluding mortgage and
asset-backed bonds                                        5,880,548          6,000,558           3,014,323          3,132,563
Loan-backed obligations of U.S.
Government corporations and
agencies                                                  1,741,661          1,757,312             320,156            352,562
Mortgage and asset-backed securities                      1,292,057          1,309,171             571,226            585,815
                                                   -----------------  -----------------   ----------------- ------------------

Total fixed maturity securities                          $8,914,266         $9,067,041          $3,905,705         $4,070,940
                                                   =================  =================   ================= ==================


Major categories of AAL's investment income are summarized as follows:

                                                                                      Years Ended December 31
                                                                            1998                1997              1996
                                                                      -----------------   ----------------- ------------------
                                                                                          (In Thousands)

Fixed maturity securities                                                    $ 884,754           $ 854,080          $ 828,565
Equity securities                                                               23,375              20,257             11,030
Mortgage loans                                                                 279,025             294,285            284,534
Investment real estate                                                          17,988              19,570             21,998
Certificate loans                                                               35,184              34,993             34,882
Other invested assets                                                            4,628               4,594              6,666
                                                                      -----------------   ----------------- ------------------
Gross investment income                                                      1,244,954           1,227,779          1,187,675
Investment expenses                                                             13,270              17,298             16,085
                                                                      -----------------   ----------------- ------------------
Net investment income                                                       $1,231,684          $1,210,481         $1,171,590
                                                                      =================   ================= ==================





                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 2.  Investments (Continued)

AAL's realized gains and losses on investments are summarized as follows:

                                                                           Years Ended December 31
                                                                    1998            1997             1996
                                                               ---------------  --------------  ---------------
                                                                               (In Thousands)
Securities available for sale:
      Fixed maturity securities:
         Gross realized gains                                         $69,246         $47,366          $41,313
         Gross realized losses                                       (16,316)        (11,350)          (9,058)

      Equity securities:
         Gross realized gains                                          76,231          66,140           37,001
         Gross realized losses                                       (37,398)         (5,537)          (7,546)

Other investments, net                                                 25,852          10,826            1,249
                                                               ---------------  --------------  ---------------
Net realized investment gains                                        $117,615        $107,445          $62,959
                                                               ===============  ==============  ===============


Net unrealized appreciation of securities available for sale credited directly to certificateholders' surplus as other comprehensive income was as follows:

                                                                                     December 31
                                                                        1998            1997             1996
                                                                   ---------------  --------------  ---------------
                                                                                    (In Thousands)

Fair value adjustment to available for sale securities                   $445,233        $360,241         $151,389

Decrease in deferred acquisition costs                                   (33,869)        (32,568)          (2,686)
                                                                   ---------------  --------------  ---------------

Net unrealized gains on available for sale securities                    $411,364        $327,673         $148,703
                                                                   ===============  ==============  ===============


The net increase (decrease) in accumulated other comprehensive income due to unrealized appreciation of securities available for sale is as follows:

                                                                                Years Ended December 31
                                                                        1998            1997             1996
                                                                   ---------------  --------------  ----------------
                                                                                    (In Thousands)

Fixed maturity securities available for sale                              $ 5,586        $138,125        $(187,064)
Equity securities available for sale                                       79,406          70,727            53,659
Deferred acquisition costs                                                (1,301)        (29,882)            43,428
                                                                   ---------------  --------------  ----------------
                                                                          $83,691        $178,970         $(89,977)
                                                                   ===============  ==============  ================


                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 2.  Investments (Continued)

AAL invests in mortgage loans, principally involving commercial real estate. Such investments consist of first mortgage liens on completed income producing properties. AAL manages its investments in mortgage loans to limit credit risk by diversifying among various geographic regions and property types as follows as of December 31, 1998:

                                                                                     Principal        Percent
                                                                                 ------------------  ----------
                                                                                  (In Thousands)
Geographic Region:
      Pacific                                                                          $ 1,034,925        31.7
      South Atlantic                                                                     1,108,708        33.9
      Midwest                                                                              612,823        18.8
      Other                                                                                511,423        15.6
                                                                                 ------------------  ----------

      Total Mortgage Loans                                                             $ 3,267,879       100.0
                                                                                 ==================  ==========

Property Type:
      Office                                                                             $ 828,505        25.4
      Industrial                                                                           890,291        27.2
      Retail                                                                               418,166        12.8
      Residential                                                                          392,198        12.0
      Church                                                                               222,635         6.8
      Other                                                                                516,084        15.8
                                                                                 ------------------  ----------

      Total Mortgage Loans                                                             $ 3,267,879       100.0
                                                                                 ==================  ==========

The following table presents changes in the allowance for credit losses:

                                                                        Years Ended December 31
                                                                1998              1997              1996
                                                          ----------------- ----------------- -----------------
                                                                             (In Thousands)

Balance at January 1                                              $123,880          $139,702          $134,402

Provisions for credit losses                                       (3,219)          (13,264)             9,066
Charge offs                                                        (2,291)           (2,558)           (3,766)
                                                          ----------------- ----------------- -----------------

Balance at December 31                                            $118,370          $123,880          $139,702
                                                          ================= ================= =================

AAL's  investment in mortgage loans includes  $198,314,000  and  $233,938,000 of loans that are considered to be impaired at December 31, 1998 and 1997, respectively, for which the related allowance for credit losses are $38,167,000 and $43,484,000 at December 31, 1998 and 1997, respectively. The average recorded investment in impaired loans during the years ended December 31, 1998 and 1997, was $216,126,000 and $257,907,000, respectively. AAL recorded interest income, using the accrual method, on impaired loans of $16,460,000, $18,804,000 and $19,366,000 for 1998, 1997 and 1996, respectively.

                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 3.  Deferred Acquisition Costs

The changes in deferred acquisition costs are as follows:

                                                                              Years Ended December 31
                                                                     1998              1997              1996
                                                                ----------------  ----------------  ----------------
                                                                                  (In Thousands)

Balance at beginning of year                                           $659,815          $704,515          $643,540

Acquisition costs deferred:
      Commissions, net of certificate charges                            73,891            76,265            78,627
      Other costs                                                        29,072            27,039            27,499
                                                                ----------------  ----------------  ----------------
      Total deferred                                                    102,963           103,304           106,126

Acquisition costs amortized                                            (94,640)         (118,122)          (88,579)
                                                                ----------------  ----------------  ----------------

Increase (decrease) in deferred acquisition costs                         8,323          (14,818)            17,547

(Decrease) increase related to unrealized
  appreciation of fixed maturity investments
  recorded directly to certificateholders'
  as comprehensive income                                               (1,301)          (29,882)            43,428
                                                                ----------------  ----------------  ----------------

Total increase (decrease)                                                 7,022          (44,700)            60,975
                                                                ----------------  ----------------  ----------------

Balance at end of year                                                 $666,837          $659,815          $704,515
                                                                ================  ================  ================


Note 4. Retirement and Savings Plans and Postretirement Benefits Other Than Pensions

AAL offers a noncontributory defined retirement plan and a contributory savings plan to substantially all home office and field employees. The savings plan is defined under the Internal Revenue Code section 401(k) as a profit sharing plan that allows participant contributions on a before-tax basis as well as an after-tax basis. AAL also provides postretirement benefits in the form of health and life insurance for substantially all retired home office and field personnel.



                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 4. Retirement and Savings Plans and Postretirement Benefits Other Than Pensions (continued)

The following tables set forth the amounts recognized in AAL's financial statements and the plans' funding status.

                                                 Retirement Plans                     Other Benefits
                                                                     December 31
                                              1998              1997              1998              1997
                                        ----------------- ----------------- ----------------- -----------------
                                                                    (In Thousands)
Projected benefit obligation for
  services rendered to date                     $268,685          $236,887          $ 41,527          $ 38,993
Plan assets at fair value                        320,987           286,314
                                                                                           -                 -
                                        ----------------- ----------------- ----------------- -----------------

Funded (unfunded) status of
  the plan                                      $ 52,302          $ 49,427        $ (41,527)        $ (38,993)
                                        ================= ================= ================= =================

Accrued liability included in
  consolidated balance sheet                   $ (5,651)         $ (1,080)        $ (42,987)        $ (41,456)


The following summarizes certain assumptions included in the preceding schedule:

                                           Retirement Plans                         Other Benefits
                                                            Years Ended December 31
                                   1998          1997         1996          1998         1997         1996
                                ------------  -----------  ------------  -----------  ------------ ------------
                                                                (In Thousands)

Discount rate                      7.0%          7.5%         8.0%          7.0%         7.5%         8.0%
Expected return
  on plan assets                   9.0%          9.0%         8.5%            -            -            -
Rate of compensation
  increase                         5.0%          5.0%         5.0%            -            -            -
Health care trend rate               -             -            -           6.0%         6.0%         6.0%





                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 4. Retirement and Savings Plans and Postretirement Benefits Other Than Pensions (continued)

                                                 Years Ended December 31
                                             1998         1997          1996
                                          -----------  ------------  -----------
                                                     (In Thousands)
Savings Plan
  Benefit cost                             $               $ -        $
                                              -                          -
  Employer contributions                      3,833        3,729         3,609
  Employee contributions                    14,014        13,360       12,570
  Benefits paid                             21,804        18,027       12,608

Retirement Plans
  Benefit cost                              $4,571        $4,643       $5,045
  Employer contributions                                   4,771         6,993
                                              -
  Employee contributions
                                              -             -            -
  Benefits paid                             10,595         9,307         8,729

Other Benefits
  Benefit cost                              $3,669        $3,947       $4,156
  Employer contributions
                                              -             -            -
  Employee contributions
                                              -             -            -
  Benefits paid                               2,137        2,531         2,159


Note 5.  Synopsis of Statutory Financial Results

The accompanying financial statements differ from those prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities. The more significant differences are as follows: (a) investments in bonds are reported at amortized cost or at fair value with unrealized holding gains and losses reported as a separate component of certificateholders' surplus, depending on their designation at purchase as held to maturity or available for sale, respectively, rather than being valued based on the bond's NAIC rating; (b) certain acquisition costs of new business are deferred and amortized rather than being charged to operations as incurred; (c) the liabilities for future certificate benefits and expenses are based on reasonably conservative estimates of expected mortality, interest, withdrawals and future maintenance and settlement expenses rather than using statutory rates for mortality and interest; (d) certain assets, principally costs in excess of net assets acquired, furniture, equipment and agents' debit balances are reported as assets rather than being charged to certificateholders' surplus and excluded from the balance sheet; (e) the interest maintenance reserve and asset valuation reserve are reported as part of certificateholders' surplus rather than as a liability; and (f) revenues for universal life and investment-type contracts include mortality, expense and surrender charges levied against the certificateholders' accounts rather than including as revenues the premiums received on these certificates. Expenses include interest added to the certificateholders' accounts rather than reserve changes related to the investment portion of these policies. Summarized statutory-basis financial information for AAL on an unconsolidated basis is as follows:



                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 5.  Synopsis of Statutory Financial Results (Continued)

                                                                              December 31
                                                                       1998                 1997
                                                                 ------------------  -------------------
                                                                             (In Thousands)

Assets                                                                 $19,417,667          $17,974,813
                                                                 ==================  ===================

Liabilities                                                            $17,899,692          $16,594,333
Unassigned funds                                                         1,517,975            1,380,480
                                                                 ------------------  -------------------
Total liabilities and unassigned funds                                 $19,417,667          $17,974,813
                                                                 ==================  ===================

                                                               Years ended December 31
                                                    1998               1997                 1996
                                               ----------------  ------------------  -------------------
                                                                    (In Thousands)

Premium income and certificate proceeds             $1,806,096          $1,785,172           $1,663,403
Net investment income                                1,218,981           1,205,622            1,162,629
Other income                                            35,977              27,411               23,647
                                               ----------------  ------------------  -------------------
      Total income                                   3,061,054           3,018,205            2,849,679

Reserve increase                                       569,233             518,656              741,518
Certificateholders' benefits                         1,543,577           1,489,662            1,285,702
Surplus refunds                                        114,728             111,981              107,472
Commissions and operating costs                        377,368             362,912              367,155
Other                                                  367,301             365,518              226,097
                                               ----------------  ------------------  -------------------
      Total benefits and expenses                    2,972,207           2,848,729            2,727,944
                                               ----------------  ------------------  -------------------

Net gain from operations                                88,847             169,476              121,735
Net realized capital gains                              44,835              40,281                7,967
                                               ----------------  ------------------  -------------------
      Net income                                     $ 133,682           $ 209,757            $ 129,702
                                               ================  ==================  ===================


AAL is in compliance with the statutory surplus requirements of all states.


Note 6.  Fair Value of Financial Instruments

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents
The carrying amounts reported in the accompanying balance sheets for these instruments approximate their fair values.



                          Aid Association for Lutherans

             Notes to Consolidated Financial Statements (Continued)


Note 6.  Fair Value of Financial Instruments (Continued)

Investment Securities
Fair values for fixed maturity securities are based on quoted market prices where available, or are estimated using values obtained from independent pricing services. All fixed maturity issues are individually priced based on year-end market conditions, the credit quality of the issuing company, the interest rate and the maturity of the issue. The fair values for investments in equity securities are based on quoted market prices.

Mortgage Loans
The fair values for mortgage loans are estimated using discounted cash flow analyses, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Certificate Loans
The carrying amounts reported in the accompanying balance sheets for these loans are considered to be reasonable estimates of their fair value.

Financial Liabilities
The fair values for AAL's liabilities under investment-type contracts, such as deferred annuities and other liabilities, including supplementary contracts without life contingencies, deferred income settlement options and refunds on deposit, are estimated to be the cash surrender value payable upon immediate withdrawal. These amounts are included in certificateholder funds in the accompanying balance sheets.

The cost and estimated fair value of AAL's financial instruments are as follows:

                                               1998                                      1997
                                         ---------------------------------------  ----------------------------------------
                                                                 Estimated                                 Estimated
                                               Cost              Fair Value              Cost              Fair Value
                                         ------------------  -------------------  -------------------  -------------------
                                                                          (In Thousands)
Financial Assets:
      Fixed maturities                         $12,819,971          $13,137,981          $11,936,533          $12,256,562
      Equity securities                            531,061              823,519              468,164              681,216
      Mortgage loans                             3,149,509            3,628,252            3,218,193            3,625,645
      Cash and cash equivalents                    231,761              231,761              291,302              291,302
      Certificate loans                            499,509              499,509              501,327              501,327

Financial Liabilities:
      Deferred annuities                         7,309,453            7,238,292            7,354,135            7,256,623
      Variable annuities                         1,433,221            1,356,276              842,301              795,052
      Other                                        680,637              677,814              600,588              598,264


Note 7.  Contingent Liabilities

AAL is involved in various lawsuits and contingencies that have arisen from the normal conduct of business. Contingent liabilities arising from litigation, tax and other matters are not considered material in relation to the financial position of AAL. AAL has not made any provision in the financial statements for liabilities, if any, that might ultimately result from these contingencies.
                                           Aid Association for Lutherans

Notes to Consolidated Financial Statements (Continued)


Note 8.  Year 2000 Issue (Unaudited)

AAL is proceeding with its plan to modify internal information technology to be ready for the year 2000. AAL has completed its assessment of all systems that could be significantly affected by the year 2000. Programming to convert critical mainframe systems and corporate testing is substantially complete. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. To date this project has not had a material effect on operations, nor does AAL expect the project to have a material effect on future operations.

Management of AAL believes it has an effective plan in place to resolve the year 2000 issue in a timely manner. AAL is currently developing contingency plans in the event it does not complete all phases of its year 2000 plan. Utilization of such contingency plans is not expected as the project is substantially complete and no significant issues have been identified.

PART C. OTHER INFORMATION
Item 24. Financial Statements and Exhibits

(a)  Financial Statements:
          No statements are filed because the Variable Account has not commenced operations.

     Aid Association for Lutherans

     The following audited financial statements of Aid Association for Lutherans ("Depositor") as of December 31, 1998 are included in Part B of this Registration Statement:

          Report of Independent Auditors
          Consolidated Balance Sheets as of December 31, 1997 and 1998 Consolidated Statements of Income for the years ended December 31,
               1996, 1997 and 1998
          Consolidated Statements of Changes  in  Certificateholders' Surplus
               for the years ended December 31, 1996, 1997 and 1998
          Consolidated Statements of Cash Flows for the years ended December 31,
               1996, 1997 and 1998
          Notes to Consolidated Financial Statements for the year ended
               December 31, 1998


(b)  Exhibits:


Except as noted below, all required exhibits have been previously filed and are incorporated by reference from Registrant's prior Registration Statement (File #333-71853).

Exhibit        Name of Exhibit                                          Incorporated by Reference         Filed
Number                                                                                                    Herewith
1              Resolution of the Board of Directors of the Depositor    Pre-Effective Amendment #1
               authorizing the establishment of AAL Variable Annuity    dated February 5, 1999
               Account II

2              Not applicable

3              First Amendment to the Amended and Restated Principal    Post Effective Amendment #7
               Underwriting and Servicing Agreement between Aid         dated April 24, 1999*
               Association for Lutherans (AAL) and AAL Capital
               Management Corporation (AAL CMC) dated March 15, 1999

4(a)           Variable Annuity Certificate                                                                    X

4(b)           Omnibus IRA Endorsements                                 Post Effective Amendments #5
                                                                        dated February 27, 1998* and
                                                                        #7 dated April 24, 1999*

4(c)           403(b) Endorsement and SIMPLE-IRA Endorsement            Post Effective Amendment #5
                                                                        dated February 27, 1998*

4(d)           Variation pages applicable to Certificates used in
               various states                                                                                  X

5(a)           Standard Computer Certificate Application Form                                                  X


5(c)           Section 1035 Exchange Form

                                                                        Post-Effective Amendment #7
                                                                        dated April 24, 1999*

5(d)           Omnibus IRA Disclosures and Financial Disclosures

                                                                        Post Effective Amendment #5
                                                                        dated February 27, 1998* and
                                                                        #7 dated April 24, 1999*

6(a)           Articles of Incorporation of Depositor                   Post
                                                                        Effective Amendment #3 dated
                                                                        April 18, 1997*

6(b)           Bylaws of Depositor                                      Post Effective Amendment #7
                                                                        dated April 24, 1999*

7              Not applicable

8(a)           Amended and Restated Participation Agreement between
               AAL and the AAL Variable Product Series Fund, Inc.
               (the "Fund) as of March 15, 1999                         Post-Effective Amendment #7
                                                                        dated April 24, 1999*

8(b)           Amendment to the Trade Name/Service Mark Licensing       Post Effective Amendment #7
               Agreement between AAL and the Fund dated March 15, 1999  dated April 24, 1999*

9              Opinion of Counsel as to the legality of the
               securities being registered (including written consent)                                         X

10             Consent of Independent Auditors                                                                 X

11             Not applicable

12             Not applicable

13             Not applicable

*  Incorporated  herein  by  reference  from  the  Registrant's   Post-Effective
Amendment listed above to the  Registration  Statement filed with the Securities and Exchange  Commission  via EDGAR on the date listed  (File Nos.  33-82054 and
811-8660).



Item 25. Directors and Officers of the Depositor

The directors, executive officers and, to the extent responsible for variable annuity operations, other officers of Depositor, are listed below:


Name and Principal                                 Positions and Offices
Business Address                                   With Depositor

Richard L. Gunderson
10801 E. Happy Valley Road #67                     Chairman of the Board
 Scottsdale, AZ   85255

John O. Gilbert
4321 North Ballard Road                            Director, President and
Appleton, WI  54919                                Chief Executive Officer

Herbert J. Arkebauer
Professor
Speech and Hearing Science
Southwest State University
Springfield, MO  65802                             Director

Raymond G. Avischious
Formerly President & General Manager
Shurfine-Central
4200 Oaksbury Lane                                 Director
Rolling Meadows, IL 60008

Richard E. Beumer
President
Sverdrup Corporation
2545 Trevor Lane
Colorado Springs, CO  80919                        Director

Kenneth Daly
Partner
KPMG Peat Marwick
1600 Market Street
Philadelphia, PA 19103-7201                        Director

Elizabeth A. Duda
2450 Mikler Road
Oviedo, FL 32765                                   Director

Edward A. Engel
President
Edward A. Engel & Associates
P.O. Box 2039
Birmingham, MI 48012                               Director

Gary J. Greenfield
President
Wisconsin Lutheran College
8830 West Bluemound Road
Milwaukee, WI 53226                                Director

Robert H. Hoffman
Vice President
Taylor Corporation
1725 Roe Crest Drive
P.O. Box 3728                                      Director
North Mankato, MN 56002-3728

Robert E. Long
Senior Vice President Administration
Park Bank
7540 West Capitol Drive
Milwaukee, WI 53216                                Director

Robert B. Peregrine
President
Peregrine Law Offices, S.C.
633 West Wisconsin Avenue
Milwaukee, WI 53203                                Director

Paul D. Schrage
formerly Sr. Exec. Vice President &
Chief Marketing Officer
McDonald's Corporation
1405 Midwest Club                                  Director
Oak Brook, IL  60523

James H. Scott
Principal
Miller Anderson & Shernerd
West Conshohocken, PA 19428                        Director

Kathi P. Seifert
Group President
Kimberly Clark Corporation
Neenah, WI 54956                                   Director

Roger G. Wheeler
President
Wheel-Air Charter, Inc.
8891 Airport Road
Minneapolis, MN 55449                              Director

E. Marlene Wilson
President
Volunteer Management Associates
1113 Spruce Street, Suite 406
Boulder, CO 80302                                  Director

Rev. Thomas R. Zehnder
President Lutheran Ministry Center
Lutheran Church Missouri Synod
7207 Monetary Drive
Orlando, FL  32809-5724                            Director

Walter S. Rugland
4321 North Ballard Road                            Executive Vice President
Appleton, WI  54919                                And Chief Operating Officer


Woodrow E. Eno, Esq.
4321 North Ballard Road                            Senior Vice President,
Appleton, WI 54919                                 Secretary and General Counsel

Russell A. Evenson
4321 N. Ballard Road                               Senior Vice President
Appleton, WI   54919



Ronald G. Anderson
222 W. College Avenue                              Senior Vice President
Appleton, WI 54919                                 and Chief Investment Officer


Steven A. Weber
4321 North Ballard Road
Appleton, WI 54919                                 Senior Vice President

Fred Ohlde
4321 North Ballard Road
Appleton, WI  54919                                Senior Vice President


Carl Rudolph
4321 North Ballard Road
Appleton, WI  54919                                Vice President, Controller,
                                                   Chief Financial Officer and
                                                   Treasurer

James H. Abitz
222 West College Avenue
Appleton, WI 54919                                 Vice President

Jon. M. Stellmacher
4321 North Ballard Road
Appleton, WI   54919                               Senior Vice President

James Jawort
4321 North Ballard Road
Appleton, WI 54919                                 Vice President


Gary Mounce
4321 North Ballard Road
Appleton, WI 54919                                 Assistant Vice President

Michael J. Mevis
222 College Avenue                                 Assistant Vice President
Appleton, WI  54919

Robert G. Same
222 W. College Avenue                              Chief Compliance Officer and
Appleton, WI   54919                               Deputy General Counsel

Dan Shinnick
4321 North Ballard Road
Appleton, WI 54919                                 Vice President


     Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant


Registrant is a separate account of Depositor, established by the Board of Directors of Depositor in 1999, pursuant to the laws of the State of Wisconsin. Depositor is a fraternal benefit society organized under the laws of the State of Wisconsin and is owned by and operated for its members. It has no stockholders and is not subject to the control of any affiliated persons. Depositor controls the following wholly-owned, direct and indirect subsidiaries:
(a) AAL Holdings, Inc., a Delaware corporation that is a holding company that has no independent operations; (b) AAL Capital Management Corporation (AALCMC), a Delaware corporation that is a registered broker-dealer; and (c) North Meadows Investment, Ltd., a Wisconsin corporation organized for the purpose of holding and investing in real estate; (d) The AAL Trust Company FSB, and (e) AAL Variable Product Series Fund, Inc. ("Fund"), a Maryland corporation organized as an open-end management investment company. Financial statements of AAL are filed on a consolidated basis with regard to each of the foregoing entities, other than the Fund, which files separate financial statements.


Item 27. Number of Certificate Owners


The Account has not begun operations.


Item 28. Indemnification

Section 32 of Depositor's Bylaws, filed as an Exhibit to this Registration Statement, Section E, subsection (viii) of Article Seventh of the Fund's Articles of Incorporation and Article X of the Fund's Bylaws, and Section Eight of AALCMC's Articles of Incorporation, contain provisions requiring the indemnification by Depositor, the Fund, and AALCMC of their respective directors, officers and certain other individuals for any liability arising based on their duties as directors, officers or agents of the Depositor, Fund or AALCMC, unless, in the case of the Fund, such liability arises due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such office.

In addition, Section 3 of the Investment Advisory Agreement between the Fund and AAL contains a provision in which the Fund and AAL mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Sections 15 and 16 of the Transfer Agency Agreement between the Fund and AAL provide that each party shall indemnify the other for certain liability. Section 15 states that AAL shall act in good faith and use best efforts within reasonable limits to ensure the accuracy of the services performed for the Fund, but assumes no responsibility for loss or damage due to errors. However, AAL will hold the Fund harmless from all loss, cost damage and expense, including reasonable attorney's fees, incurred by the Fund as a result of AAL's gross negligence, bad faith, or willful misfeasance or by reason of its reckless disregard of its obligations and duties under the Agreement, or that of its officers, agents and employees. The Fund shall indemnify and hold AAL harmless for all loss, cost damage and expense resulting from the performance of its duties, unless due to the gross negligence, bad faith, willful misfeasance or reckless disregard of its obligations on the part of AAL, its officers, employees and agents.

Section 7 of the Participation Agreement between AAL and the Fund contains a provision in which the Fund and AAL mutually agree to indemnify and hold the other party (including its Officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Section 8 of the Principal Underwriting and Servicing Agreement between AAL and AALCMC contains a provision in which AAL and AALCMC mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor, the Fund or AALCMC of expenses incurred or paid by a director or officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Registrant in connection with the securities being registered, Depositor, the Fund or AALCMC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

An insurance company blanket bond is maintained, providing $10,000,000 coverage for officers and employees of Aid Association for Lutherans (the Depositor) the Fund and AALCMC, and $750,000 coverage for their general agents and Depositor's Representatives, both subject to a $100,000 deductible.

Item 29. Principal Underwriter

(a) AALCMC, the principal underwriter of the Certificates, is also the distributor of the shares of The AAL Mutual Funds, a Massachusetts Business Trust offering a series of individual funds, including The AAL Small Cap Stock, Mid Cap Stock, International, Capital Growth, Equity Income, Balanced, High Yield Bond, Municipal Bond, Bond, Money Market Funds (Class A and Class B) and The AAL U.S. Government Zero Coupon Target Fund Series 2001 and The AAL U.S. Government Zero Coupon Target Fund Series 2006, all of which are open-end management investment companies.

(b) The directors and principal officers of AALCMC are set out below. Unless otherwise indicated, the principal business address of each person named below is 222 West College Avenue, Appleton, Wisconsin, 54911.


Name and Principal                 Positions and Offices
Business Address                   With Underwriter

Ronald G. Anderson                 Chairman of the Board and President

Steven A. Weber                    Director


Walter S. Rugland                  Director


Carl J. Rudolph                    Director and Treasurer

Woodrow E. Eno                     Director, Vice President, General Counsel and
                                   Secretary

James H. Abitz                     Director and Senior Vice President

Thomas R. Mischka                  Director and Vice President

Stanley H. Herman                  Director and Vice President

Jon M. Stellmacher                 Director and Vice President

Jeffrey L. Verhagen                Vice President

Robert G. Same                     Assistant Secretary


Lori T. Richardson                 Vice President


Krien VerBerkmoes III              Vice President and Chief Compliance Officer

Paul M. Stadler                    Vice President


Michael J. Mevis                   Vice President


Cindy L. Haas                      Assistant Vice President

Charles D. Gariboldi               Assistant Vice President

Charles A. Friedman                Assistant Vice President

Wendy S. Schmidt                   Assistant Vice President

(c)      Not Applicable.

Item 30. Location of Accounts and Records


The accounts and records of Registrant are located at the offices of the Depositor at 4321 North Ballard Road, Appleton, Wisconsin, 54919, and 222 West College Avenue, Appleton, Wisconsin, 54911, and 125 North Superior Street, Appleton, Wisconsin, 54911.



Item 31.  Services

Not Applicable.


Item 32. Undertakings

(a)  Registrant   undertakes  to  file  a   post-effective   amendment  to  this
     Registration Statement as frequently as is necessary to ensure that the audited financial statements in this Registration Statement are never more than 16 months old for so long as payments under the Certificates may be accepted.

(b) Registrant undertakes to include either: (1) as part of any application to purchase a Certificate offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information or financial statements required to be made available under this Form promptly, upon either written or oral request.

(d) The Depository insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Aid Association for Lutherans, on behalf of its AAL Variable Annuity Account II has caused this amended Registration Statement to be signed on its behalf in the City of Appleton and State of Wisconsin on this 27th day of May, 1999.

                                        AAL VARIABLE ANNUITY ACCOUNT II
                                        (Registrant)

                                   By:  Aid Association for Lutherans
                                        (Depositor, on behalf of itself and
                                        Registrant)


                                   By:  /s/ John O. Gilbert
                                        ---------------------------------------
                                        John O. Gilbert
                                        President and
                                        Chief Executive Officer

         As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ John O. Gilbert                   President and
-------------------------------       Chief Executive Officer
John O. Gilbert                       (Principal Executive Officer) May 27, 1999



/s/ Carl J. Rudolph                   Vice President, Controller,
-------------------------------       Treasurer, and Chief Financial Officer
Carl J. Rudolph                       (Principal Financial Officer,
                                      Principal Accounting Officer) May 27, 1999



All of the Board of Directors:

Herbert J. Arkebauer         John O. Gilbert            Paul D. Schrage
Raymond G. Avischious        Gary J. Greenfield         James H. Scott
Richard E. Beumer            Richard L. Gunderson       Kathi P. Seifert
Kenneth Daly                 Robert H. Hoffman          Roger B. Wheeler
Elizabeth A. Duda            Robert E. Long             E. Marlene Wilson
Edward A. Engel              Robert B. Peregrine        Rev. Thomas R. Zehnder

         John O. Gilbert, by signing his name hereto, does hereby sign this document on behalf of each of the above-named Directors of Aid Association for Lutherans pursuant to powers of attorney duty executed by such persons.

/s/ John O. Gilbert                                      May 27, 1999
--------------------------------
John O. Gilbert
Attorney-in-Fact

                         AAL VARIABLE ANNUITY ACCOUNT II

                                INDEX TO EXHIBITS

         The exhibits below represent only those exhibits which are newly filed with this Registration Statement. See Item 24(b) of Part C for exhibits not listed below.


4(a)      Variable Annuity Certificate

4(d)      Variation pages applicable to Certificates used in various states

5(a)      Standard Computer Certificate Application Form

9         Opinion of Counsel

10        Consent of Independent Auditors